Exhibit 10.20

Execution Version

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

AIAI Holdings Corporation,

Cathedral Merger Sub, Inc.,

Constellation Network, Inc.

and

Shareholder Representative Services LLC,

as the Converting Holders’ Representative

January 23, 2026

i

ii

iii

Annexes and Exhibits

Annex A	Certain Defined Terms
Annex B	Additional Acquisitions

iv

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This Amended and Restated Agreement and Plan of Merger (this “Agreement”), dated as of January 23, 2026, is by and among AIAI Holdings Corporation, a Delaware corporation (“Company”), Cathedral Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Constellation Network, Inc., a Delaware corporation (the “Constellation”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Converting Holders (the “Converting Holders’ Representative”). The Company, Merger Sub, Constellation and the Converting Holders’ Representative are referred to in this Agreement each as a “Party” and collectively as the “Parties”.

WHEREAS, the Company, Merger Sub and Constellation intend to effect a merger of Merger Sub with and into Constellation, pursuant to which Constellation would survive and become a wholly owned subsidiary of the Company (the “Merger”), in accordance with this Agreement and applicable Law; and

WHEREAS, the board of directors of Constellation (the “Constellation Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Merger (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Constellation and the Constellation Stockholders, (2) approved this Agreement and the Transactions in accordance with applicable Law and (3) adopted a resolution recommending that this Agreement be adopted, and the principal terms of the Merger be approved, by the Constellation Stockholders (the “Constellation Board Approval”).

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements contained in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used but not otherwise defined in this Agreement have the meanings set forth on Annex A.

Article II

MERGER

Section 2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Constellation, and the separate existence of Merger Sub shall cease and Constellation shall be the surviving corporation and become a wholly owned subsidiary of the Company (referred to herein as the “Surviving Corporation”).

(b) A certificate of merger satisfying the applicable requirements of Delaware Law in form and substance reasonably satisfactory to the Company and Constellation (the “Certificate of Merger”) shall be duly executed by Constellation and, concurrently with the Closing, delivered to the Secretary of State of the State of Delaware for filing. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

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(c) Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger:

(i) Each share of Constellation Common Stock immediately prior to the Effective Time shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 2.4, the Per Share Consideration.

(ii) Each Constellation Option that is outstanding immediately prior to the Effective Time shall be automatically assumed by the Company (an “Assumed Option”). Each Assumed Option shall continue to have, and be subject to, the same terms and conditions that applied to the corresponding Constellation Option as in effect immediately prior to the Effective Time, except that (i) the Assumed Option shall be exercisable solely for shares of Company Common Stock, (ii) the number of shares of Company Common Stock subject to each such Assumed Option shall be equal to the product of (A) the number of shares of Constellation Common Stock subject to the corresponding Constellation Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number, (iii) the exercise price per share of each Assumed Option shall be equal to the quotient obtained by dividing (A) the exercise price per share of the corresponding Constellation Option as of immediately prior to the Effective Time by (B) the Option Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent and (iv) the Assumed Options shall be fully vested. Notwithstanding the foregoing, the conversions described in this Section 2.1(c)(ii) will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Constellation Option to which Section 422 of the Code applies, the exercise price and the number of shares of Company Common Stock issuable upon the exercise of the corresponding Assumed Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, and subject to the approval and effectiveness of the Company Equity Incentive Plan pursuant to Section 7.8, Constellation and its board of directors, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to cause the Constellation Equity Incentive Plan to terminate as of the Effective Time and to effectuate the treatment of the Constellation Options pursuant to this Section 2.1(c)(ii).

(iii) In consideration for releasing all claims with respect to a Promised Constellation Option, each holder of a Promised Constellation Option shall receive, subject to and in accordance with Section 2.4, the Promised Option Consideration.

(iv) No outstanding Constellation Safes shall be assumed or substituted by the Company. At the Effective Time, each Constellation Safe that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of the parties or the respective holder thereof but subject to and in accordance with Section 2.4, shall be cancelled and automatically converted into the right to receive a number of shares of Company Common Stock equal to the Conversion Amount (as defined in the applicable Constellation Safe), divided by the Per Share Dollar Equivalent.

(d) The Company and Constellation acknowledge and agree that the Total Share Consideration will be registered for public resale by the holders thereof under the Registration Statement, subject to the terms and conditions of the Lock-Up Agreement, which agreement shall restrict the sale of an aggregate of not more than 80% of the Total Share Consideration for a period of 180 days from the initial trading day of the Company Common Stock on Nasdaq. For the avoidance of doubt, the Company shall only be obligated to issue and deliver to the Converting Holders pursuant to the terms of this Agreement shares of Company Common Stock in an aggregate amount equal to the Total Share Consideration less any shares of Company Common Stock reserved for issuance to holders of Assumed Options.

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Section 2.2 Holdback. Upon the Closing, the Company will hold back the Indemnity Holdback Amount from the Total Share Consideration payable to the Converting Holders at Closing for the purposes of satisfying any claims for indemnification by any Company Indemnified Party in accordance with Article IX. Subject to the Company’s right to permanently retain all or a portion of the Indemnity Holdback Amount for any Company Indemnified Party’s claim for Damages subject to indemnification pursuant to Article IX, as of the date that is the one-year anniversary of the Closing Date (the “Indemnity Holdback Expiration Date”), any remaining Indemnity Holdback Amount (other than amounts being permanently retained by the Company in connection with satisfying any Damages or retained pending resolution of any potential unsatisfied claims for Damages in accordance with Article VIII) shall be distributed to the Converting Holders in accordance with such Converting Holders’ pro rata portion in accordance with Section 8.3. The adoption of this Agreement and the approval of the principal terms of the Merger by the holders of Constellation Common Stock shall constitute, among other things, approval of the Indemnity Holdback Amount, the withholding of the Indemnity Holdback Amount by the Company and the appointment of the Converting Holders’ Representative.

Section 2.3 Tax Treatment. The transactions contemplated by this Agreement are intended to qualify as a tax-free reorganization under Section 368(a)(2)(E) of the Code. The transactions contemplated by this Agreement are intended to be taken together with the Additional Acquisitions occurring at or about the same time, all of which are made as part of the same plan, such that the Additional Acquisitions qualify as tax-deferred contributions of stock under Section 351 of the Code. The Company and Constellation agree to file all Tax Returns and take all Tax positions in a manner consistent with this Section 2.3 unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code. The Company and Constellation hereby agree to file and retain such information as shall be required under Section 1.351-3 of the Treasury Regulations. Furthermore, the Company and Constellation shall consult with their respective tax advisors to ensure that all actions taken in connection with the transactions contemplated hereby comply with the requirements of Sections 368 and, as applicable, 351 of the Code and shall provide the Company with written confirmation of such compliance prior to Closing. Each Party covenants and agrees that it will not (and will cause its Affiliates not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger and the Additional Acquisitions, taken together, to fail to qualify for the Intended Tax Treatment. For purposes of this Agreement, “Intended Tax Treatment” shall mean the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code and the qualification of the Merger and the Additional Acquisitions, taken together, as an exchange described in Section 351 of the Code.

Section 2.4 Payment and Exchange Procedures.

(a) Each Converting Holder shall be entitled to receive promptly following the Closing in exchange for its Constellation Common Stock, and the Company shall deliver, it applicable portion of the Total Share Consideration, as designated by the Converting Holders’ Representative in the Allocation Statement, in accordance with the provisions of Section 2.1 and Section 2.4(d).

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(b) Each of the Surviving Corporation and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Company, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(c) Neither the Company nor the Surviving Corporation shall be liable to any Converting Holder for any such consideration delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Agreement.

(d) Constellation has delivered to the Company a statement (the “Allocation Statement”), setting forth in reasonable detail: (i) the Fully Diluted Constellation Common Stock, (ii) the number of shares of Company Common Stock issuable to each Converting Holder pursuant to this Agreement respect to the Total Share Consideration, and (iii) the percentage of each Converting Holder in the Indemnity Holdback Amount.

Section 2.5 No Fractional Shares. No certificates or scrip representing fractional shares of Company Common Stock shall be issued hereunder and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Company Common Stock. Notwithstanding any to the contrary contained herein, if the application of any provision of this Agreement would yield a fractional share (after aggregating all fractional shares of Company Common Stock issuable to such holder), such fractional share shall be rounded down to the next whole share. No cash settlements shall be made with respect to fractional shares eliminated by the foregoing and such adjustment represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to the Company that would otherwise be caused by the issuance of fractional shares.

Section 2.6 Unaccredited Stockholders. It is the expectation of the parties that Transactions, including the solicitation of the Constellation Stockholder Approval in accordance with the terms and conditions of this Agreement, will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) and/or Rule 506(b) of Regulation D promulgated thereunder. Notwithstanding the foregoing, any shares of Company Common Stock that, but for this Section 2.7 would have become issuable to a Converting Holder pursuant to Section 2.1, may nevertheless, in the Company’s sole discretion, be replaced by an amount of cash in lieu of such shares of Company Common Stock on the basis described in the following sentence if the Company does not have a reasonable belief that such holder is an “accredited investor” (as such term is defined in Regulation D promulgated under the Securities Act). In such case, the amount of cash delivered in lieu of the shares of Company Common Stock shall be determined by multiplying the number of shares of Company Common Stock that would have been issued by the Initial Offering Price.

Article III

CLOSING MATTERS

Section 3.1 Closing. The consummation of the Transactions (the “Closing”) will occur as promptly as possible and in any event no later than three Business Days after the satisfaction of all of the conditions to Closing set forth in Section 3.5, other than conditions that, by their nature, must be satisfied at the Closing (such date, the “Closing Date”), by electronic mail or other electronic transmission or at such place and time as the Parties may mutually agree. All deliveries by one Party to any other Party at the Closing will be deemed to have occurred simultaneously as of the Closing Date and, unless Constellation and the Company otherwise agree, none will be effective unless and until all such deliveries have occurred.

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Section 3.2 Reimbursement and Payment of Transaction Expenses. Upon Closing, the Company shall (a) reimburse Constellation for all Transaction Expenses incurred and previously paid by Constellation and (b) pay or cause to be paid all incurred and unpaid Transaction Expenses, by wire transfer of immediately available funds to accounts specified in writing by Constellation (with supporting documentation reasonably acceptable to the Company), such amounts not to exceed $500,000 in the aggregate.

Section 3.3 Constellation Closing Deliverables. At the Closing, Constellation shall deliver or cause to be delivered to the Company (collectively, the “Constellation Closing Deliverables”);

(a) a certificate for Constellation, dated no more than 15 days prior to the Closing Date, from the applicable Governmental Authority in its jurisdiction of organization to the effect that Constellation validly exists and is in good standing in such jurisdiction;

(b) a certificate from a duly authorized officer of Constellation (i) authenticating Constellation’s Governing Documents; (ii) attaching all requisite resolutions or actions of Constellation’s managing body approving the execution, delivery, and performance of the Transaction Documents and the consummation of the Transactions, including, without limitation, the Constellation Stockholder Approval and the Constellation Board Approval, and certifying that such resolutions or actions were duly adopted, have not been amended, modified, or rescinded, and remain in full force and effect as of the Closing; (iii) certifying to the accuracy of the representations and warranties of Constellation as required under Section 3.5(a)(i); (iv) certifying to the performance of the covenants and obligations to be performed by Constellation on or prior to the Closing as required under Section 3.5(a)(ii); and (v) attesting to the authority and incumbency of, and authenticating the signatures of, any Person executing the Transaction Documents on behalf of Constellation, duly executed by an authorized officer of Constellation;

(c) the Certificate of Merger, duly executed by Constellation;

(d) the Messier 42 Agreement, duly executed by Constellation and the Converting Holders’ Representative;

(e) lock-up agreements with respect to their applicable portion of the Total Share Consideration, in form and substance reasonably satisfactory to the Company and Constellation (the “Lock-Up Agreements”), in each case duly executed by at least ninety five percent of the voting power of the Converting Holders (calculated on an as converted basis); and

(f) (i) an original signed statement from Constellation that it is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for the Company to deliver such notice to the IRS on behalf of Constellation following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of Constellation, and in form and substance reasonably acceptable to the Company.

Section 3.4 The Company Closing Deliverables. At the Closing, the Company shall deliver or cause to be delivered to Constellation (collectively, the “Company Closing Deliverables”):

(a) a certificate for the Company, dated no more than 15 days prior to the Closing Date, from the applicable Governmental Authority in its jurisdiction of organization to the effect that the Company validly exists and is in good standing in such jurisdiction;

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(b) a certificate from a duly authorized officer of the Company (i) authenticating the Company’s Governing Documents; (ii) attaching all requisite resolutions of the Company’s Board of Directors approving the execution, delivery, and performance of the Transaction Documents and the consummation of the Transactions, and certifying that such resolutions or actions were duly adopted, have not been amended, modified, or rescinded, and remain in full force and effect as of the Closing; (iii) certifying to the accuracy of the representations and warranties of the Company as required under Section 3.5(b)(i); (iv) certifying to the performance of the covenants and obligations to be performed by the Company prior to the Closing as required under Section 3.5(b)(ii); and (v) attesting to the authority and incumbency of, and authenticating the signatures of, any Person executing the Transaction Documents on behalf of the Company, duly executed by an authorized officer of the Company;

(c) the Messier 42 Agreement, duly executed by the Company and Messier 42 LLC ; and

(d) the Lock-Up Agreements, duly executed by the Company.

Section 3.5 Conditions to Closing.

(a) The obligation of the Company and Merger Sub to consummate the Transactions is subject to the satisfaction of the following conditions at or prior to the Closing (unless otherwise waived by the Company):

(i) each of the representations and warranties of Constellation in Article IV must be true and correct (without giving any effect to any limitation as to “materiality,” “Constellation Material Adverse Effect”, or similar qualifier must be true and correct in all respects) (other than Section 4.9) as of the Closing Date (or, if any such representation or warranty is made as of a specified date, as of such date only), except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such specified date), taken as a whole, does not result in a Constellation Material Adverse Effect;

(ii) Constellation must have complied in all material respects with the covenants and obligations applicable to Constellation contained in this Agreement that are required to be performed or complied with on or before the Closing Date;

(iii) the Constellation Stockholder Approval shall have been duly and validly obtained, as required by Delaware Law and the Governing Documents of Constellation, each as in effect on the date of such approval;

(iv) no Constellation Material Adverse Effect shall have occurred;

(v) Constellation must have delivered or caused to be delivered all of the Constellation Closing Deliverables to the Company;

(vi) there must be no enactment, issuance, promulgation, enforcement, or entry of any Order in effect as of the Closing that makes the Transactions illegal or otherwise prohibits the consummation of the Closing;

(vii) the waiting period under the Antitrust Laws applicable to the Transactions must have expired or been terminated; and

(viii) the Company has received evidence of the receipt by the SEC of its submission of an acceleration request seeking acceleration of the Registration Statement.

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(b) The obligation of Constellation to consummate the Transactions is subject to the satisfaction of the following conditions at or prior to the Closing (unless otherwise waived by Constellation):

(i) each of the representations and warranties of the Company and Merger Sub in Article V must be true and correct in all material respects (except that any such representation or warranty expressly qualified by “materiality,” “Company Material Adverse Effect”, or similar qualifier must be true and correct in all respects) as of the Closing Date (or, if any such representation or warranty is made as of a specified date, as of such date only), except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such specified date), taken as a whole, does not result in a Company Material Adverse Effect;

(ii) the Company must have complied in all material respects with the covenants and obligations applicable to the Company contained in this Agreement that are required to be performed or complied with on or before the Closing Date;

(iii) the Constellation Stockholder Approval shall have been duly and validly obtained, as required by the Delaware Law and the Governing Documents of Constellation, each as in effect on the date of such approval;

(iv) the Company must have delivered or caused to be delivered all of the Company Closing Deliverables to Constellation;

(v) there must be no enactment, issuance, promulgation, enforcement, or entry of any Order in effect as of the Closing that makes the Transactions illegal or otherwise prohibits the consummation of the Closing;

(vi) the waiting period under the Antitrust Laws applicable to the Transactions must have expired or been terminated;

(vii) no Company Material Adverse Effect shall have occurred;

(viii) the Company must provide Constellation with evidence that the Company has filed, and received evidence of acceptance by the SEC of, the acceleration request seeking the effectiveness of the Registration Statement; and

(ix) the Company must provide evidence reasonably satisfactory to Constellation that each of the Additional Acquisitions has been or will be consummated as of the Closing Date.

Article IV

REPRESENTATIONS AND WARRANTIES OF Constellation

Subject to the disclosures set forth in the Constellation Disclosure Letter, Constellation hereby represents and warrants to the Company and Merger Sub as of the date of this Agreement as follows:

Section 4.1 Organization. Constellation has been duly formed and is validly existing and in good standing under the Laws of its jurisdiction of organization. Constellation has the requisite power and authority to own and lease its assets and properties and to conduct the Business as it is now being conducted. Constellation is duly licensed or qualified and in good standing in all jurisdictions where it is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not result in a Constellation Material Adverse Effect. Constellation has made available to the Company a complete and accurate list of all jurisdictions where Constellation is so licensed or qualified.

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Section 4.2 Due Authorization.

(a) Subject to obtaining the Constellation Stockholder Approval, Constellation has all requisite power and authority to execute and deliver each Transaction Document to which Constellation is or will be a party and to consummate the Transactions. Each Transaction Document to which Constellation is a party has been duly and validly executed and delivered by Constellation and constitutes a legal, valid, and (assuming the due authorization, execution, and delivery by each other party thereto) binding obligation of Constellation, enforceable against Constellation in accordance with its terms, subject to the Enforceability Exceptions.

(b) The Constellation Board Approval is sufficient to ensure that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, the Transaction Agreements or the Transactions. To the knowledge of Constellation, no other state takeover statute is applicable to the Merger or the other Transactions. The approval of the holders of at least a majority of the shares of Constellation Common Stock (the “Constellation Stockholder Approval”) is the only vote of the holders of any class or series of shares of Constellation capital stock required to approve and adopt this Agreement and approve the transactions contemplated hereby.

Section 4.3 No Conflict. The execution and delivery by Constellation of the Transaction Documents to which Constellation is a party and the consummation of the Transactions by Constellation will not (a) breach, result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach of or default under, or accelerate the performance required, in each case, in any material respect, or result in the termination of or give any Person the right to terminate, any Material Contract to which Constellation is a party; (b) breach, result in a default under any provision of, or constitute an event that, after notice or lapse of time or both, would result in a breach of or default under, in each case, in any material respect, any applicable Law or Order binding upon or applicable to Constellation; (c) violate or conflict with the Governing Documents of Constellation; or (d) result in the creation or imposition of any Lien (other than Permitted Liens), with or without notice or lapse of time or both, on any assets of Constellation.

Section 4.4 Third-Party Consents. Except as required under the Antitrust Laws, no notice to, consent of, or filings with any Governmental Authority or other Person is required by Constellation with respect to the execution or delivery of any Transaction Document or the consummation of the Transactions, except where the failure to obtain any such consent or make any such filing would not reasonably be expected to result in a Constellation Material Adverse Effect.

Section 4.5 Actions and Orders. There are no pending or, to the Knowledge of Constellation, threatened Actions by any Person or by any Governmental Authority against Constellation or that prohibits or otherwise restricts, in any material respect, the ability of Constellation to consummate the Transactions. There is no Order to which Constellation is subject or bound that prohibits or otherwise restricts the ability of Constellation to consummate the Transactions.

Section 4.6 Capitalization.

(a) Constellation has made available to the Company complete and accurate copies of the Governing Documents of Constellation. As of the date hereof, (i) the authorized capital stock of Constellation consists solely of 15,000,000 shares of Constellation Common Stock, of which 6,222,692 shares are issued and outstanding. Schedule 4.6(a) to the Constellation Disclosure Letter sets forth the record owners of all of the issued and outstanding shares of Constellation Common Stock as of the date hereof, showing for each such owner the number and class of shares of Constellation Common Stock held by such owner.

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(b) Except for the Constellation Equity Incentive Plan, Constellation does not maintain any equity incentive plan or other plan providing for equity compensation of any Person. As of the date hereof, Constellation has reserved 7,184,296 shares of Constellation Common Stock for issuance to officers, directors, employees and consultants of Constellation pursuant to the Constellation Equity Incentive Plan. Of such reserved shares of Constellation Common Stock, Constellation Options to purchase 5,572,235 shares have been granted and are currently outstanding. Schedule 4.6(b) to the Constellation Disclosure Schedule sets forth, as of the date hereof, (i) the name of each holder of Constellation Options, (ii) the number of shares of Constellation Common Stock underlying such Constellation Options, (iii) the exercise price of such Constellation Options, (iv) and the vesting schedule of such Constellation Options.

(c) Schedule 4.6(c) to the Constellation Disclosure Letter sets forth, as of the date hereof, the list of individuals who may be entitled to receive Constellation Options (the “Promised Constellation Options”) pursuant to an offer letter, Contract or other written or unwritten commitment from Constellation, but who have not been granted such Constellation Options, including the number of shares of Constellation Common Stock subject to the Promised Constellation Option, the hypothetical exercise price at which Constellation deems to be the fair market value at which such Promised Constellation Options were anticipated to be granted at (the “Deemed Exercise Price”), the vesting commencement date that would have been applicable for each such Promised Constellation Option, and the vesting schedule that would have been applicable for each such Promised Constellation Option.

(d) Schedule 4.6(d) to the Constellation Disclosure Letter sets forth, as of the date hereof, (i) the name of each holder of Constellation Safe and (ii) the Purchase Amount (as defined therein) applicable to each Constellation Safe.

(e) Other than the shares of Constellation Common Stock, Constellation Options, Promised Constellation Options and Constellation Safes that are identified in this Section 4.6, there are no other issued and outstanding shares of capital stock of Constellation and no commitments or Contracts to issue any shares of capital stock of Constellation.

Section 4.7 Financial Statements. Constellation has made available to the Company complete and accurate copies of (a) the audited, consolidated balance sheets of Constellation as of December 31, 2024, together with the related statements of income of Constellation for the 24-month period then ended (the “Constellation Year-End Financial Statements”) and (b) the unaudited, consolidated balance sheet of Constellation as of May 31, 2025 (the “Constellation Latest Balance Sheet”) and the related statement of income of Constellation for the five-month period then ended (the “Constellation Interim Financial Statements” and, together with the Constellation Latest Balance Sheet and the Constellation Year-End Financial Statements, the “Constellation Financial Statements”). The Constellation Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial position of Constellation as of the respective dates they were prepared and the results of operations of Constellation for the periods indicated, subject to the absence of notes and, in the case of the Constellation Interim Financial Statements only, year-end adjustments.

Section 4.8 No Undisclosed Liabilities. Constellation does not have any Liability of a type required to be reflected on a balance sheet prepared in accordance with GAAP other than (a) those adequately reflected or reserved against in the Constellation Latest Balance Sheet, (b) those incurred in the Ordinary Course since the date of the Constellation Latest Balance Sheet, or (c) those that would not result in a Constellation Material Adverse Effect.

Section 4.9 No Constellation Material Adverse Effect. Since the date of the Constellation Latest Balance Sheet, no Constellation Material Adverse Effect has occurred and is continuing.

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Section 4.10 Material Contracts.

(a) Constellation has made available to the Company copies of all Contracts (including all amendments or modifications thereto) to which Constellation is a party that fall within any of the following categories (collectively the “Material Contracts”):

(i) any Contract for goods or services that involves, or that is expected to involve, payments to Constellation of more than $100,000 per annum;

(ii) any Contract for goods or services that involves, or that is expected to involve, payments by Constellation of more than $100,000 per annum;

(iii) any Contract relating to Indebtedness owed by Constellation;

(iv) any Contract under which Constellation would incur any change-in-control payment or similar compensation obligations to its employees by reason of the Transactions or any Transaction Document;

(v) any Contract under which Constellation has advanced or loaned Indebtedness or any other amount to any Person, other than trade credit in the Ordinary Course;

(vi) any Contract relating to the Business for capital expenditures involving payments of more than $100,000 individually or in the aggregate, in each case, under which there are material outstanding obligations;

(vii) all contracts for Licensed Intellectual Property that involve an annual license fee of $100,000 or more (excluding licenses for “off-the-shelf” or commercially available software pursuant to shrink-wrap, click-through, or similar licenses); and

(viii) any Contract to which Constellation is a party entered into in the past three years involving any resolution or settlement of any actual or threatened Action.

(b) Each Material Contract is a valid and binding obligation of Constellation, is in full force, and effect, and is enforceable against Constellation, subject to the Enforceability Exceptions. Constellation is not in material breach, violation, or default under any Material Contract.

Section 4.11 Compliance with Laws. Constellation is currently, and has been since January 1, 2023, in compliance in all material respects with all Laws and Orders to which Constellation is subject. Since January 1, 2023, Constellation has not received written notice from any Governmental Authority that Constellation is not in compliance with any applicable Law or Order.

Section 4.12 Litigation. There is no material Action pending or, to the Knowledge of Constellation, threatened by or before any Governmental Authority against or relating to or affecting Constellation’s assets or the Business.

Section 4.13 Insurance. Constellation maintains insurance policies with financially sound insurance companies providing commercially reasonable protection against Liabilities arising or accruing prior to the Closing. Constellation has made available to the Company (a) a complete and accurate list of all policies of insurance providing coverage for Constellation, and (b) a print-out of the aggregate claims and all individual claims made under each such policy (or any predecessor policy) since January 1, 2020. No notice of cancellation, termination, or reduction in coverage has been received with respect to any such policy.

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Section 4.14 Licenses. Constellation has obtained all of the Licenses necessary to permit it to own, operate, use, and maintain its assets and conduct the Business in the manner in which they are now owned, operated, used, and maintained (the “Constellation Licenses”), except where the failure to obtain any such Constellation License would not result in a Constellation Material Adverse Effect. There are no Actions pending or, to the Knowledge of Constellation, threatened that would reasonably be expected to result in the termination, revocation, suspension, or restriction of any Constellation License or the imposition of any fine, penalty, sanction, or other Liability for violation of any Law or Order relating to any Company License, in each case, that would have a Constellation Material Adverse Effect.

Section 4.15 Material Vendors. Constellation has made available to the Company a list of the 10 largest vendors (by aggregate spend) of Constellation (the “Material Vendors”), for the fiscal year ended December 31, 2024, and the three-month period ended September 30, 2025. No Material Vendor has, in the last 12 months, threatened in writing to cancel, materially and adversely modify, or otherwise terminate the relationship or business relations of such Material Vendor with Constellation.

Section 4.16 Assets and Property.

(a) Except for assets disposed of in the Ordinary Course since the date of the Constellation Latest Balance Sheet, Constellation owns good and valid title to, or holds pursuant to valid and enforceable leases, all of the personal property shown to be owned or leased by Constellation on the Constellation Latest Balance Sheet, free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, be material to Constellation.

(b) The tangible assets used in the operation of the Business (i) are adequate for the uses to which they are being put, and (ii) are in good operating condition and repair, subject to normal wear and tear and ordinary, routine maintenance and repair that are not material in cost or nature, except as would not, individually or in the aggregate, be material to Constellation.

(c) Constellation has made available to the Company (i) the addresses of each parcel of real property that Constellation leases, subleases, or licenses (each a “Leased Property”), and (ii) copies of all Contracts under which Constellation leases, subleases, or licenses such Leased Property (each a “Real Property Lease”). Each Real Property Lease is a valid and binding obligation of Constellation, is in full force and effect, and is enforceable against Constellation, subject to the Enforceability Exceptions. Constellation is not in material breach, violation, or default under any Real Property Lease. Constellation has not leased or otherwise granted to any Person the right to use or occupy any Leased Property or any portion thereof.

(d) Constellation does not own any parcel of real property and is not party to any Contract or option to purchase any real property.

Section 4.17 Environmental Matters.

(a) Constellation is currently, and has been since January 1, 2023, in compliance in all material respects with all Environmental Laws.

(b) Constellation is not using any of the Leased Properties or any other assets pertaining to the Business, or permitted such Leased Properties or assets to be used, to generate, manufacture, refine, treat, transport, store, handle, transfer, import, produce, or process Hazardous Substances. Constellation has not caused or permitted the release of any Hazardous Substances at, on, or under the Leased Properties.

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(c) There are no environmental and operating documents and records relating to the Business required to be maintained by any Environmental Law or Environmental License. Constellation has not breached in any material respect any obligation to report to any Person imposed under any Environmental Laws or Environmental License. No notice, report, demand, request for information, citation, summons, or Order has been received, and no Action is pending or, to the Knowledge of Constellation, threatened by any Person with respect to Constellation relating to or arising out of any Environmental Law or Environmental License.

Section 4.18 Taxes.

(a) Constellation has timely filed all Tax Returns required to be filed by it (taking into account applicable extensions), and all material amounts of Taxes required to be paid by Constellation have either been paid or adequate provision therefor has been made in the Constellation Financial Statements. All such Tax Returns are true, complete and correct in all material respects.

(b) No Tax Return filed by Constellation is the subject of a current audit or examination by the IRS or any other Governmental Authority responsible for the administration of any Tax. No Governmental Authority has given notice of any intention to conduct such an audit or examination, and no claim has ever been made by a Governmental Authority in a jurisdiction where Constellation does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) All material Taxes required to be deducted or withheld by Constellation have been deducted and withheld and, to the extent required, have been timely paid to the proper Governmental Authority.

(d) Constellation has no Liability for Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise.

(e) Constellation will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in accounting method, use of an improper method of accounting for any period ending on or before the Closing Date, prepaid amount, installment sale or open transaction disposition made on or prior to the Closing Date, or any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(f) Constellation has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 of the Code within the two-year period prior to the date hereof.

(g) Constellation (i) has not in respect of a Tax period that remains open, waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, or (ii) is not subject to a closing agreement entered into under Section 7121 of the Code, a private letter ruling of the IRS or comparable rulings of any other Governmental Authority requested and obtained by Constellation that would have a binding effect after the Closing.

(h) Constellation has not engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

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(i) Notwithstanding any provision in this Agreement to the contrary, the only representations and warranties made with respect to all matters relating to Taxes of Constellation shall be the representations and warranties set forth in this Section 4.18 and Section 4.21, and this Agreement shall not be interpreted in any manner that is contrary thereto.

(j) To the knowledge of Constellation, no Converting Holder (a) has entered into a Contract or other commitment to sell any or all of the shares of Company Common Stock to be received under this Agreement and (b) will not enter into any such Contract or other commitment prior to the Closing Date.

(k) There are no Liens for Taxes upon any of the assets of Constellation other than Permitted Liens.

(l) Constellation is not a party to any joint venture, partnership, or other arrangement or contract that is treated as a partnership for Tax purposes.

(m) No payment or benefit that will or may be made by Constellation or its Affiliates in connection with the Transactions could be characterized as a “parachute payment” within the meaning of Section 280G of the Code, and Constellation has no obligation to gross-up or otherwise indemnify any individual for any excise tax imposed under Section 4999 of the Code.

(n) Constellation is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Constellation.

Section 4.19 Intellectual Property; Data Privacy.

(a) All Intellectual Property that is used in the operation of the Business is either owned by Constellation (the “Owned Intellectual Property”) or used by Constellation pursuant to a valid license Contract (the “Licensed Intellectual Property”).

(b) Constellation has made available to the Company a complete and accurate list of (i) all Owned Intellectual Property that is registered, issued, or the subject of a pending application, and (ii) all material unregistered Owned Intellectual Property. All of such registrations, issuances, and applications are valid, in full force and effect, and have not expired or been cancelled, abandoned, or otherwise terminated. Constellation owns and possess all right, title, and interest in and to its Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) To the Knowledge of Constellation, (i) the conduct of the Business does not infringe or otherwise violate any Intellectual Property or other proprietary rights of any other Person, and (ii) no Person is infringing or otherwise violating any Owned Intellectual Property or any rights of Constellation in any Licensed Intellectual Property.

Section 4.20 Employment and Labor Matters.

(a) Constellation has made available to the Company a list of all (i) employees of Constellation as of the date of this Agreement (such employees, the “Constellation Employees”) setting forth each Constellation Employee’s name, job title, date of hire, job location (by city), and salary or hourly rate of pay and (ii) Consultants engaged in the operation of this Business as of the date of this Agreement, together with copies of any Contracts relating to such Consultants.

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(b) Constellation is currently being, and has been since January 1, 2023, operated in compliance in all material respects with all applicable Laws relating to employees. To the Knowledge of Constellation, there are no Liabilities of Constellation pursuant to any applicable Laws relating to Constellation Employees or Consultants. All current assessments under Laws applicable to workers’ compensation in applicable jurisdictions for Constellation Employees have been paid or accrued, and Constellation is not currently, nor has it been since January 1, 2023, subject to any unpaid special or penalty assessment under such legislation. To the Knowledge of Constellation, no Constellation Employee or Consultant is in material violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement, or restrictive covenant relating to (i) the right of any such Constellation Employee or Consultant to be employed or engaged by Constellation or (ii) the use or knowledge of trade secrets or proprietary information of Constellation. No Constellation Employee or Consultant has provided Constellation with written notice of such Constellation Employee’s or Consultant’s intention to terminate employment or engagement with Constellation as a result of the Transactions.

(c) No Constellation Employee is covered by a collective bargaining or any other labor-related Contract with any labor union or labor organization, and no such Contract is currently being negotiated.

Section 4.21 Employee Benefit Plans.

(a) Constellation has made available to the Company complete and accurate copies of the documents relating to each Constellation Plan. Each Constellation Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and all other applicable Laws, in each case, in all material respects. Each Constellation Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received (or is entitled to rely upon) a favorable determination or opinion letter from the IRS to the effect that such Constellation Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code. No non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred involving any Constellation Plan.

(b) Constellation has not incurred any Liability nor reasonably expects to incur any Liability for post-employment health, medical, or life insurance benefits for any current or former Constellation Employee, except as may be required by COBRA Coverage.

(c) Neither Constellation nor any ERISA Affiliate sponsors, maintains, contributes to, or has any Liability for any defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan subject to Section 412 of the Code or Section 302 of ERISA. No Constellation Plan is a Multiemployer Plan.

(d) The execution and delivery of any Transaction Document and the consummation of the Transactions will not result in (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement; (ii) any payment, compensation, or benefit becoming due, or increase the amount of any payment, compensation, or benefit due, to any current or former employee (including any Constellation Employee), director, or officer of Constellation; (iii) the acceleration of the time of payment or vesting or result in any funding (through a grantor trust or otherwise) of compensation or benefits; or (iv) the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

Section 4.22 Brokers. Constellation will not have any Liability for brokerage, finders’, or other advisory fees, costs, expenses, commissions, or similar payments in connection with the Transactions.

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Section 4.23 No Other Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, NEITHER CONSTELLATION NOR ANY OTHER PERSON HAS MADE ANY OTHER REPRESENTATIONS OR WARRANTIES (EXPRESS OR IMPLIED) AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT MADE, OR INFORMATION COMMUNICATED (WHETHER ORALLY OR IN WRITING) OR MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR AFFILIATES, INCLUDING ANY OPINION, INFORMATION, OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES BY ANY DIRECT OR INDIRECT EQUITYHOLDER, DIRECTOR, MANAGER, OFFICER, EMPLOYEE, ACCOUNTING FIRM, LEGAL COUNSEL, OR OTHER AGENT, CONSULTANT, OR OTHER REPRESENTATIVE OF CONSTELLATION OR ANY estimates, projections, OR other forecasts (including the reasonableness of the assumptions underlying such estimates, projections, OR forecasts) INCLUDED IN ANY SUCH INFORMATION OR COMMUNICATIONS.

Article V

REPRESENTATIONS AND WARRANTIES OF THE Company And Merger Sub

The Company and Merger Sub hereby represent and warrant to Constellation as of the date of this Agreement as follows:

Section 5.1 Organization; Good Standing; Power. Each of the Company and Merger Sub has been duly formed and is validly existing and in good standing under the Laws of the jurisdiction of its organization. The Company and Merger Sub have the requisite power and authority to own and lease their respective assets and properties and to conduct their respective businesses as they are now being conducted.

Section 5.2 Authorization; Execution and Enforceability; No Conflicts.

(a) Each of the Company and Merger Sub possess all requisite power and authority, and have taken all actions necessary, to authorize, execute, deliver, and perform this Agreement and each other Transaction Document to which it is or will be a party and to consummate the Transactions. Each Transaction Document to which the Company or Merger Sub is or will be a party has been duly and validly executed and delivered by the Company or Merger Sub, as applicable, and constitutes a legal, valid, and (assuming the due authorization, execution, and delivery by each other party thereto) binding obligation of the Company or Merger Sub, as applicable, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution and delivery by the Company and Merger Sub of the Transaction Documents to which the Company or Merger Sub is a party and the consummation of the Transactions by the Company will not (i) conflict with or result in a breach, violation, or infringement of the terms, conditions, or provisions of; (ii) constitute a default under (whether with or without the passage of time, the giving of notice or both); or (iii) require notice, consent, or approval under, or with respect to, (1) the Governing Documents of the Company or Merger Sub, (2) any Law or Order to which the Company or Merger Sub is subject, (3) any material Contract to which the Company or Merger Sub is a party, or (4) any Governmental Authority (other than with under the Antitrust Laws applicable to the Transactions) or other Person.

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Section 5.3 Capitalization and Indebtedness.

(a) Section 5.3(a) to the Company Disclosure Letter sets forth a complete and accurate list of all of the issued and outstanding Equity Interests of the Company (including the holders thereof and the amount of Equity Interests held by such holders) as of the date of this Agreement, together with a complete and accurate pro forma entity-level capitalization table as of immediately prior to the date of this Agreement after giving effect to all of the Additional Acquisitions. The Persons set forth on Section 5.3(a) to the Company Disclosure Letter own all of the issued and outstanding Equity Interests of the Company as set forth therein as of the date of this Agreement. Except as set forth in the Governing Documents of the Company (complete and accurate copies of which have been made available to Constellation), no Person has any right of first offer, right of first refusal, or preemptive right in connection with any future offer, sale, or issuance of Equity Interests of the Company. Except as provided in the Additional Acquisition Documentation, the Company does not (a) have any subsidiaries or own Equity Interests of any other Person, (b) have any obligation to invest in, or make a capital contribution to, any Person, or (c) otherwise control any other Person. Upon issuance, the Total Share Consideration will be duly authorized, validly issued, fully paid and nonassessable. The Converting Holders will receive the Total Share Consideration free and clear of all Liens.

(b) Section 5.3(b) to the Company Disclosure Letter sets forth a listing of all Indebtedness of the Company (including any Indebtedness convertible into Equity Interests), including (1) the lender thereunder and (2) the outstanding balance thereon as of the date of this Agreement.

(c) Merger Sub is wholly owned by the Company and was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

Section 5.4 Actions and Orders. There are no Actions or Orders pending or threatened against or affecting the Company or Merger Sub seeking to restrain, prohibit, or materially delay, or to obtain damages or other relief in connection with, the Transactions or the Direct Listing.

Section 5.5 Financial Matters.

(a) The Company has made available to Constellation a complete and accurate copy of the audited balance sheet of the Company as of December 31, 2024, together with the balance sheet as September 30, 2025 and the related statements of income of the Company for the 9-month period then ended (the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP and fairly present in all material respects the financial position of the Company as of the date they were prepared and the results of operations of the Company for the periods indicated, subject to the absence of notes.

(b) The Company and Merger Sub have no Liabilities other than (a) those adequately reflected or reserved against in the Company Financial Statements or (b) those incurred in the Ordinary Course.

Section 5.6 Direct Listing and Additional Acquisitions.

(a) The Registration Statement does not, and will not as of the consummation of the Direct Listing, contain (i) any untrue statement of material fact or omit to state any material fact necessary, in light of circumstances under which it was made, to make the statements therein not misleading or (ii) any other inaccurate statement that could give rise to any Liability of the Company, the Converting Holders, or any of their respective Affiliates or Representatives.

(b) The Company Valuation Report does not contain any untrue statement of material fact or omit to state any material fact necessary, in light of circumstances under which it was made, to make the statements therein not misleading.

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(c) The Company has no reason to believe that (i) the Direct Listing will not be consummated or (ii) any of the Additional Acquisitions will not be consummated on the terms set forth in the Additional Acquisition Documentation.

(d) Except as set forth on Section 5.6(d) to the Company Disclosure Letter, neither the Company nor any of its Affiliates or Representatives (i) is aware of any material breach of or inaccuracy in any of the representations or warranties set forth in the Additional Acquisition Documentation or (ii) has waived any condition to closing any of the Additional Acquisitions.

Section 5.7 Solvency. Assuming that the representations and warranties of Constellation set forth in Article IV are true and correct in all material respects as of Closing, immediately following Closing, after giving effect to the Transactions, the Company will (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts, and (c) have adequate capital to carry on its business. No transfer of property is being made by or at the direction of the Company or any of its Affiliates, and no obligation is being incurred by or at the direction of the Company or any of its Affiliates, in connection with the Transactions with the intent to hinder, delay, or defraud either present or future creditors of the Company or any of its Affiliates.

Section 5.8 Brokers. The Company and Merger Sub will not have any Liability for brokerage, finders’, or other advisory fees, costs, expenses, commissions, or similar payments in connection with the Transactions.

Section 5.9 Independent Investigation; Disclaimer of Reliance. THE COMPANY acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties, and projected operations of the Business AND CONSTELLATION and, in making its determination to proceed with the Transactions, the Company HAS relied exclusively on the results of its own independent investigation and on the representations and warranties made by CONSTELLATION IN Article IV (as modified by the CONSTELLATION Disclosure Letter). Notwithstanding anything to the contrary in this Agreement, the Company on its own behalf and on behalf of its Affiliates and Representatives, acknowledges and agrees that no Person is making or will be deemed to have made any representations or warranties whatsoever, express or implied, at law or in equity, beyond those expressly given by Constellation in Article IV (as modified by the CONSTELLATION Disclosure Letter), and neither the Company nor any of ITS Affiliates or Representatives is relying on, and each such Person expressly disclaims reliance on, any representations or warranties other than those made by Constellation in Article IV (as modified by the CONSTELLATION Disclosure Letter).

Section 5.10 Tax.

(a) The Company currently has no plan or intention following the Closing to sell any of the equity interests in the Surviving Corporation or any of the assets owned directly or indirectly by the Surviving Corporation.

(b) The Company intends to continue the principal lines of the Business after the Closing.

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Article VI

Pre-Closing Covenants

Each of the agreements, covenants, and obligations set forth in this Article VI will apply to the applicable Parties during the period beginning on the date of this Agreement and ending on the earlier of the Closing Date or the date this Agreement is terminated in accordance with Article IX.

Section 6.1 Commercially Reasonable Efforts. Except with respect to the matters described in Section 6.2 and Section 6.3, each Party shall use commercially reasonable efforts to cause the conditions to the Closing set forth in Section 3.5 to be satisfied and to consummate the Transactions as promptly as possible; provided that, for avoidance of doubt, Constellation will not be required to expend any funds to obtain any third-party consents.

Section 6.2 Direct Listing Matters.

(a) The Company shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause the Direct Listing, including the Listing of the Company Common Stock on Nasdaq, to be consummated as promptly as practicable after the date of this Agreement.

(b) The Company shall make available to Constellation a final draft version of the Registration Statement at least 10 Business Days prior to the initial submission of the Registration Statement to the SEC. During such 10-Business-Day period, the Company shall consider in good faith any comments or proposed changes provided by Constellation to the Registration Statement prior to the initial submission of the same to the SEC. The Company shall further make available to Constellation all comments or other input received from the SEC with respect to the Registration Statement and allow Constellation a reasonable opportunity to review and provide comments or input to the Company regarding the same.

(c) The Company shall cause the Registration Statement not to (i) contain any untrue statement of material fact or any other inaccurate statement that could give rise to any Liability of the Company, the Converting Holders, or any of their respective Affiliates or Representatives, or (ii) omit to state any material fact necessary, in light of circumstances under which it was made, to make the statements therein not misleading.

(d) The Company shall promptly notify Constellation in writing of any event, fact, occurrence, event, act, or omission that would reasonably be expected to result in the Direct Listing not being consummated or being consummated prior to the Drop Dead Date.

(e) Prior to the date of this Agreement, the Company made available to Constellation a business valuation report for the Company dated December 29, 2025 (the “Company Valuation Report”). The Company Valuation Report was prepared in good faith based on estimates reasonably believed by the Company and its Representatives to be fair, reasonable, and accurate under the circumstances, and neither the Company nor any of their respective Representatives have any reason to believe that the Company Valuation Report or any of the assumptions or information contained therein are inaccurate or incomplete in any material respect.

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Section 6.3 Third-Party Approvals.

(a) The Parties (excluding Converting Holders’ Representative herein) shall use commercially reasonable efforts to determine the filings and notifications required to be made with, or consents that are required to be obtained from, any third party under the terms of any Material Contract or any Governmental Authority under any applicable Law in connection with the execution and delivery of this Agreement and the consummation of the Transactions. Subject to the remainder of this Section 7.3, the Company, on the one hand, and Constellation, on the other hand, shall, and shall cause their respective Representatives to, promptly file or make or cause to be filed or made, and use commercially reasonable efforts to obtain or cause to be obtained as promptly as practicable, all necessary filings with and consents of such third parties or Governmental Authorities.

(b) Without limiting the foregoing, the Parties (excluding Converting Holders’ Representative herein) shall use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper, or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under any applicable Antitrust Law as soon as reasonably practicable after the date of this Agreement. If required by the Antitrust Laws and if the appropriate filing pursuant to the Antitrust Laws has not been filed prior to the date hereof, each Party agrees to make, and cause to be made, an appropriate filing pursuant to the Antitrust Laws with respect to the Transactions within five Business Days after the date of this Agreement. Except as may be restricted in connection with any applicable Antitrust Law, (i) the Parties shall use commercially reasonable efforts, and shall cooperate, in responding to any written or oral requests from Governmental Authorities for additional information or documentary evidence, (ii) the Parties shall cooperate and provide one another reasonable advance notice of, and the opportunity to consult regarding, all meetings with Governmental Authorities, whether in person or by electronic or telephonic means, and regarding all written communications with Governmental Authorities, in each case, in connection with the Transactions, and (iii) the Parties shall promptly provide each other with copies of all written communications to or from any Governmental Authority. No Party shall, and each Party shall not permit any of its Representatives to, participate in any meeting with any Governmental Authority in respect of any filings, investigation, or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. The Parties shall not willfully take any action that delays, impairs, or impedes the receipt of any required consents, authorizations, Orders, or approvals.

(c) Each Party will promptly notify the others in writing of any pending or threatened in writing Action by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the Transactions or (ii) seeking to restrain or prohibit the consummation of the Transactions.

Section 6.4 Constellation Stockholder Approval. Constellation shall take all action necessary in accordance with this Agreement, Delaware Law and its Governing Documents to obtain the irrevocable Constellation Stockholder Approval. Constellation’s obligation to obtain the irrevocable Constellation Stockholder Approval in accordance with this Section 6.4 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Constellation of any alternative transaction or the withholding, withdrawal, amendment or modification by the Constellation Board of its unanimous recommendation to the Constellation Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Merger. Constellation shall promptly deliver copies of each executed written consent or other documents evidencing the obtainment of the Constellation Stockholder Approval to the Company.

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Article VII

ADDITIONAL COVENANTS

Section 7.1 Confidentiality. The Company and Constellation acknowledge that the information being provided to the others in connection with this Agreement and the consummation of the Transactions is subject to the terms of the mutual nondisclosure agreement, dated as of May 22, 2025, between Messier 42 d/b/a M42 (an Affiliate of the Company) and Constellation (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference and binding upon the Parties (including the Converting Holders’ Representative except with respect to communications made to the Converting Holders). The Confidentiality Agreement shall survive the Closing in accordance with its terms. which shall continue in full force and effect in accordance with its terms. Notwithstanding anything herein to the contrary herein or under the terms of the Confidentiality Agreement, following Closing, the Converting Holders’ Representative shall be permitted to disclose information as required by law or to advisors and representatives of the Converting Holders’ Representative and to the Converting Holders, in each case who have a need to know such information, provided that such persons are subject to confidentiality obligations with respect thereto. Notwithstanding anything to the contrary herein or under the terms of the Confidentiality Agreement as agreed to by the Parties, Section 2 of the Confidentiality Agreement shall not be applicable to the Converting Holders’ Representative. Notwithstanding anything to the contrary herein or under Section 3 of the terms of the Confidentiality Agreement as agreed to by the Parties, Converting Holders’ Representative shall only be liable for its representatives and advisors to the same extent the Converting Holders’ Representative is liable herein. Notwithstanding anything to the contrary herein or under the terms of the Confidentiality Agreement as agreed to by the Parties, Section 6 of the Confidentiality Agreement shall not be applicable to the Converting Holders’ Representative, and it is agreed by the Parties herein that the Converting Holders’ Representative’s duties may persist longer than the two year disclosure limitation provided by the Confidentiality Agreement. Therefore, the Converting Holders’ Representative shall be permitted to disclose in accordance with the terms herein as reasonably necessary for the completion of its duties.

Section 7.2 Public Announcements. No Party shall, and each Party shall cause its respective Affiliates and Representatives not to, issue or cause the publication of any press release or other public announcement with respect to the economic or other material terms of the Transactions without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned, or delayed).

Section 7.3 Budgets. Constellation shall, at least 30 days prior to the Closing Date, prepare budgets and business plans for the remainder of the 2026 fiscal year and for 2027 fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months. Constellation shall submit the budgets and business plans for approval by the Company, with such changes thereto as shall be mutually agreed to by Constellation and the Company.

Section 7.4 D&O Indemnification.

(a) The Company agrees that all rights to indemnification, advancement of expenses, and exculpation by Constellation in favor of each Person who is now or has ever been an officer, director, or manager of Constellation as provided in the Governing Documents of Constellation, in each case, as in effect as of the Closing Date, or pursuant to any other agreements in effect as of the Closing Date, will survive the Closing Date and continue in full force and effect in accordance with their respective terms.

(b) Prior to the Effective Time, Constellation may purchase tail insurance coverage (the “Tail Insurance Coverage”) for its directors and officers in a form reasonably satisfactory to the Company, which shall provide such Persons with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured Persons than the directors’ and officers’ liability insurance coverage maintained by Constellation as of the date hereof. The Company shall cause the Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.

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(c) The obligations of the Company and Constellation under this Section 7.4 may not be terminated or modified in any manner that adversely affects any director, officer, or manager who is the beneficiary of this Section 7.4 without the consent of such director, officer, or manager (it being expressly agreed that such directors, officers, and managers are third-party beneficiaries of this Section 7.4).

Section 7.5 Tax Matters.

(a) The Company shall prepare, or cause to be prepared, all Tax Returns of Constellation for taxable periods that end on or before the Closing Date and that are filed after the Closing Date. For any such Tax Return that is required to be filed on or before the Closing Date (taking into account extensions), Constellation shall prepare, or cause to be prepared, such Tax Return. All such Tax Returns shall be prepared in a manner that does not adversely affect the Company or its Affiliates in any post-closing taxable period. Constellation shall provide copies of each such Tax Return to the Company for its review and approval no later than thirty (30) days prior to the applicable due date. The Company shall have the right to approve any such Tax Return, which approval shall not be unreasonably withheld, conditioned, or delayed. Any dispute regarding such Tax Return shall be resolved by an independent accountant, the cost of which shall be borne equally by the Company and the Converting Holders. The Company shall reduce the amount of the Total Share Consideration issuable hereunder by the amount, if any, shown as due on such Tax Return, and the Company shall cause Constellation to file such Tax Return.

(b) The Parties will, and will cause their respective Affiliates to, provide each other with such assistance as may reasonably be requested in connection with the preparation and filing of any Tax Return of Constellation or otherwise relating to the Transactions (including signing any Tax Return), any audit or other examination by any Governmental Authority, or any Actions relating to Liabilities for Taxes of Constellation. Such assistance will include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and will include providing copies of relevant Tax Returns and supporting material. The Parties and their respective Affiliates will retain for the full period of any statute of limitations, and upon reasonable request will provide the other Parties with, any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(c) All sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer, or gains or similar Taxes incurred as a result of the Transactions shall be paid 50% by the Company and 50% by the Converting Holders, and the Company shall file all required change of ownership and similar statements.

(d) The Company covenants and agrees that it shall not make, and shall not permit any of its Affiliates to make, any election under the Code or any applicable Treasury Regulations to treat the Transactions as an asset purchase for United States federal income tax purposes, and shall take no position inconsistent with the foregoing characterization on any Tax Return or in any administrative or judicial proceeding.

(e) Except as otherwise required by applicable Law, Constellation shall not, without the prior written consent of the Company, make, change or revoke any Tax election, amend any Tax Return, settle or compromise any Tax claim or liability, or extend or waive the application of any statute of limitations for the assessment or collection of any Tax.

(f) Any Taxes for a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”) shall be apportioned between the pre-closing and post-closing portions of such period. For purposes of such apportionment, Taxes that are based on or measured by income, receipts, or payroll shall be apportioned based on an interim closing of the books as of the end of the Closing Date, and all other Taxes shall be apportioned based on the number of days in the pre-closing portion of the Straddle Period compared to the total number of days in such period.

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Section 7.6 Record Retention. During the seven-year period immediately following the Closing Date, the Company will, and will cause Constellation to, (a) retain all data, documents, ledgers, databases, books, records, business plans, records of sales, customer and supplier lists, files, Contracts, and Governing Documents of Constellation relating to pre-Closing periods, and (b) upon reasonable notice, provide the Converting Holders’ Representative with reasonable access to the same (including the right to make copies at its expense) during normal business hours in a manner that does not unreasonably interfere with the normal business operations of Constellation

Section 7.7 Promised Constellation Options. In consultation with the Company, Constellation shall require each Person who holds a Promised Constellation Option to execute a non-revocable waiver and consent in form and substance reasonably satisfactory to the Company and Constellation in consideration for the payment set forth in Section 2.1(c)(v) of this Agreement or such other amount as agreed between the Company and Constellation (a “Promised Constellation Option Waiver”).

Section 7.8 Company Equity Incentive Plan. The board of directors of the Company shall approve and adopt an equity incentive plan, in a form mutually agreeable between Constellation and the Company (the “Company Equity Incentive Plan”), effective as of immediately prior to the Closing, reserving initially a number of shares of Company Common Stock for grant thereunder equal to the number of shares issuable upon exercise of Assumed Options, plus such additional shares of Company Common Stock as may become available for issuance in accordance with the terms set forth in the Company Equity Incentive Plan.

Section 7.9 Closing Capital Contribution. Not later than (a) five (5) days following the Closing, the Company shall contribute or cause to be contributed to Surviving Corporation cash in the amount of $5,000,000 and (b) forty-five (45) days following the Closing, the Company shall contribute or cause to be contributed to the Surviving Corporation cash in an amount of $20,000,000, in each case for general corporate purposes and to otherwise fund ongoing operations. Such investment in the Surviving Corporation shall be recorded as a contribution to the capital of the Surviving Corporation subject to the Surviving Corporation’s Governing Documents. The parties acknowledge and agree that this Section 7.9 is an integral and material part of this Agreement and that the Parties would not have entered into this Agreement but for its inclusion. If the Company is unable to make such capital contributions to the Surviving Corporation within such 45-day period, then an additional 12,500,000 shares of the Company Common Stock shall be contributed to the Converting Holders on a pro rata basis. Following the Closing, the Converting Holders’ Representative shall have the authority to enforce this provision for and on behalf of the Surviving Corporation and the Converting Holders.

Section 7.10 Further Assurances. Following the Closing, the Parties shall reasonably cooperate with each other and with their respective Representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and the Parties agree (a) to furnish upon request to the other Parties such further information, (b) to execute and deliver to each other Party such other documents, and (c) to do such other acts and things, all as the other Parties reasonably request, for the purpose of carrying out the terms of this Agreement and the Transactions.

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Article VIII
Indemnification

Section 8.1 Indemnification by the Company. The Company shall indemnify and hold harmless the Converting Holders and each of their respective Affiliates, Representatives, successors, and assigns (the “Converting Holder Indemnified Parties”) from, against, and with respect to, and will compensate and reimburse the Converting Holder Indemnified Parties for, any Damages of any kind or character, regardless of whether or not such Damages relate to any direct or third party claim, arising out of or resulting from: (a) any breach of or inaccuracy in any of the representations or warranties of the Company under this Agreement; (b) any failure by the Company to perform or observe, or to have performed or observed, in full any covenant, agreement, or condition to be performed or observed by the Company under this Agreement or any other Transaction Document; and (c) any Liability arising from any material misstatements, inaccuracies, or other information contained in the Registration Statement, any Prospectus, or otherwise arising from the Direct Listing, including under Section 11 or Section 12(a)(1) of the Securities Act or Section 10(b) of the Exchange Act.

Section 8.2 Indemnification by the Converting Holders.

(a) The Converting Holders shall, in the manner provided below, indemnify and hold harmless the Company, Merger Sub and each of their Affiliates, officers, directors, managers, employees, agents, representatives, successors, and assigns (the “Company Indemnified Parties”) from, against, and with respect to, and will compensate and reimburse the Company Indemnified Parties for, any Damages of any kind or character, regardless of whether or not such Damages relate to any direct or third party claim, arising out of or resulting from: (i) severally and not jointly with respect to any breach of or inaccuracy in any of the representations or warranties made by such Converting Holder under any Transaction Document or with respect to any Converting Holder Indemnified Taxes, (ii) jointly and not severally on a pro rata basis with respect to any breach of or inaccuracy in any of the representations or warranties of Constellation under this Agreement, (iii) jointly and not severally on a pro rata basis with respect to any failure by Constellation to perform or observe, or to have performed or observed, in full any covenant, agreement, or condition to be performed or observed by Constellation under this Agreement or any other Transaction Document, or (iv) jointly and not severally on a pro rata basis with respect to any Constellation Indemnified Taxes. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the Converting Holders shall not be liable for any information contained in the Registration Statement or in any Prospectus, or in any subsequent registration statement or prospectus or prospectus supplement contained therein or relating thereto, except for information furnished in writing by Converting Holders, or by an authorized representative of the Converting Holders on behalf of the Converting Holders, to the Company expressly for inclusion therein.

(b) The indemnification obligations of the Converting Holders shall be subject to the following limitations:

(i) Caps on Indemnification. The aggregate amount to be paid by Converting Holders for Damages (A) arising under Section 8.2(a)(ii) (other than with respect to any breach or inaccuracy in any representation or warranty contained in Section 4.18 (Taxes)) shall not exceed the Indemnity Holdback Amount and the Company’s sole and exclusive remedy with respect to such Damages shall be the retention of the Indemnity Holdback Amount (the “Cap”) and each Converting Holder’s indemnification obligation hereunder with respect to such Damages shall be limited to such Converting Holder’s pro rata portion of the Indemnity Holdback Amount, (B) arising out of Section 8.2(a)(iv) shall not exceed 25% of the Acquisition Total Valuation and each Converting Holder’s indemnification obligation hereunder with respect to such Damages shall be limited to such Converting Holder’s pro rata portion of such amount, and (C) arising under Section 8.2(a)(i), Section 8.2(a)(ii) with respect to any breach or inaccuracy in any representation or warranty contained in Section 4.18 (Taxes), Section 8.2(a)(iii) or out of Fraud or willful misconduct by Constellation shall not exceed the portion of the Total Share Consideration actually received by such Converting Holder.

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(ii) Thresholds. The Converting Holders shall not be liable in respect of Damages under Section 8.2(a)(ii) or Section 8.2(a)(iv) unless and until the aggregate amount of all such Damages exceeds $851,100, in which case the Converting Holders shall be liable for the entire amount of the Damages not to exceed the Cap. Notwithstanding the foregoing, the limitations set forth in this Section 8.2(b)(ii) shall not apply to any claim for Damages arising out of or resulting from (A) a breach of or inaccuracy in any representation or warranty contained in Section 4.18 (Taxes) or (B) any Constellation Indemnified Taxes.

(iii) Recourse. Subject to the limitations set forth above, the Company Indemnified Parties may recover Damages either (A) from the Indemnity Holdback Amount or (B) after the Indemnity Holdback Amount is exhausted or fully reserved for disputed claims, for any Damages other than Damages arising from Section 9.2(a)(ii) or Section 9.2(a)(iv), directly from the Converting Holders.

(iv) Pro Rata Satisfaction. Except for Damages under Section 8.2(a)(i) or resulting from Fraud or intentional misconduct by a Converting Holder, Damages payable from the Indemnity Holdback Amount or otherwise from the Total Share Consideration will be satisfied on the basis of each Converting Holder’s pro rata portion of the Indemnity Holdback amount. All other Damages arising under Section 8.2(a), not otherwise satisfied by the applicable Converting Holder’s pro rata portion of the Total Share Consideration, shall be recoverable directly against the applicable Converting Holder.

(v) Other Limitations. The Converting Holders shall not be liable to make payments in respect of any Damages for which a reduction for such Damages has already been accounted for as a deduction to the Total Share Consideration. Damages will be calculated net of any insurance proceeds or any indemnity payment actually received, net of costs of enforcement, deductibles and retro-premium adjustments, by the indemnified party in connection with such Damages or any of the circumstances giving rise thereto. Each party shall be required to take reasonable actions to mitigate their Damages.

Section 8.3 Distribution of Indemnity Holdback Amount. Subject to the following requirements, on the Indemnity Holdback Expiration Date all shares of Company Common Stock then remaining of the Indemnity Holdback Amount shall be distributed as set forth in Section 2.2 less any amount that is reasonably necessary, as reflected in a notice delivered by the Company to the Converting Holders’ Representative in good faith prior to the Indemnity Holdback Expiration Date, to satisfy any unsatisfied claims for Damages concerning facts and circumstances existing prior to the Indemnity Holdback Expiration Date.

Section 8.4 Survival.

(a) Each representation and warranty of the Company, and each covenant, obligation, and agreement of that requires performance by the Company prior to the Closing, contained in this Agreement or in any certificate delivered hereunder will, in each case, survive for a period of twelve (12) months following the Closing Date. Each covenant, obligation, and agreement of the Company requiring performance from and after the Closing (including the indemnification obligations of the Company pursuant to Section 8.1(c)) will, in each case, expressly survive the Closing (i) in accordance with its terms or (ii) if no term is specified, until performed or until the expiration of the applicable statute of limitations (it being understood that the Company will also be liable for any breach of a covenant, obligations, or agreement requiring performance by Constellation after the Closing).

(b) Each representation and warranty of Constellation, and each covenant, obligation, and agreement that requires performance by Constellation prior to the Closing, contained in this Agreement or in any certificate delivered hereunder will, in each case, survive for a period of 12 months following the Closing Date; provided, however, that (i) the representations and warranties contained in Section 4.18 (Taxes) and (ii) the indemnification obligations with respect to Constellation Indemnified Taxes shall survive until 60 days following the expiration of the applicable statute of limitations (including any extensions thereof) with respect to the underlying Tax claim.

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Section 8.5 Indemnification Procedures. Promptly after becoming aware of a claim for which indemnity may be sought pursuant to this Article VIII, the Person seeking indemnification (the “Indemnified Party”) will notify the Person from whom indemnification is sought (the “Indemnifying Party”) of such claim. Such notice shall include a reasonably detailed description of the facts and circumstances giving rise to the indemnification claim and shall identify the specific provision(s) of this Agreement under which such indemnification is being sought. The Indemnified Party’s failure or delay in providing the notice will not relieve the Indemnifying Party of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced as a result thereof. Unless the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense or the settlement of such claim (such notice to be given as promptly as reasonably possible in view of the necessity to arrange such defense and in no event later than fifteen (15) days following the notice to the Indemnifying Party), the Indemnified Party will have the exclusive right to defend, settle, or pay such claim. The Indemnified Party will not be liable to the Indemnifying Party for any legal or other expense incurred by the Indemnifying Party in connection with any such defense or settlement undertaken by the Indemnifying Party. If the Indemnifying Party assumes the defense, the Indemnifying Party will not agree to any settlement, compromise, or discharge of a third-party claim without the Indemnified Party’s prior written consent (not to be unreasonably withheld). If the Indemnifying Party has assumed the defense or settlement of such claim, the Indemnified Party will have the right to employ its own counsel, at its own expense. Notwithstanding the foregoing, the Indemnified Party will have the right to direct the defense of any such claim at the expense of the Indemnifying Party (but subject to the limitations in this Article VIII), and the Indemnifying Party will not be able to assume the defense of any such claim, if (a) the Indemnified Party concludes in good faith that there are specific defenses available to it that are different from or additional to those available to the Indemnifying Party, (b) the underlying claim is reasonably expected to have a material adverse effect on the Indemnified Party, (c) the Indemnifying Party has failed or is failing to prosecute or defend such claim, (d) the claim relates to Taxes or any criminal or regulatory action or the claim seeks damages other than monetary damages, or (e) the Indemnifying Party has failed to unconditionally acknowledge in writing its obligation to indemnify the Indemnified Party with respect to such claim under this Agreement. The defending Party in any event will (i) defend such claim with reasonable diligence, (ii) cooperate with the other Parties in the investigation and analysis of such claim or proceeding, (iii) afford the other Parties reasonable access to such relevant information as it may have in its possession, and (iv) keep the other Parties reasonably informed regarding such claim and any related proceedings.

Section 8.6 Indemnification Payments. No later than five Business Days after (a) agreement by the applicable Indemnifying Party or (b) any final adjudicated determination that any amounts are owed by any Indemnifying Party to any Indemnified Party under this Article VIII, the Indemnifying Party shall pay all such amounts to the Indemnified Party in cash by wire transfer of immediately available funds to the account or accounts designated by the Indemnified Party; provided, however, that any such amounts payable to a Company Indemnified Party by any Converting Holder Indemnifying Party with respect to claims made under Section 8.2 shall be satisfied (i) with respect to claims arising under Section 8.2(a)(ii), solely from the Indemnity Holdback Amount, (ii) with respect to claims arising under Section 8.2(a)(i), Section 8.2(a)(iii) or Section 8.2(a)(iv), first from the Indemnity Holdback Amount, and thereafter through a surrender of additional shares that make up the Total Share Consideration or in cash, at the Company Indemnified Party’s election, or (iii) with respect to Fraud or willful misconduct by a Converting Holder, from such Converting Holder’s surrender of additional shares that make up the Total Share Consideration or in cash, at the Company Indemnified Party’s election; provided, however, with respect to subsection (ii) or (iii) above, if the Company Indemnified Party elects the surrender of shares that make up the Total Share Consideration, the Company Indemnified Party shall give the applicable Converting Holder(s) written notice and ten (10) days to pay such amounts in cash prior to surrendering any shares that make up the Total Share Consideration. To the extent any Damages are satisfied from the Indemnity Holdback Amount or through the surrender of shares that make up the Total Share Consideration, the number of shares from the Total Share Consideration to be surrendered shall be determined based on the amount of Damages subject to indemnification, divided by the thirty-day trailing volume-weighted closing price of the Company Common Stock measured from the date of the Indemnified Party’s delivery of notice to the Indemnifying Party regarding the matter subject to indemnification.

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Section 8.7 Exclusive Remedy. Other than in the event of Fraud or actions for specific performance, the Parties acknowledge and agree that the remedies provided for in this Article VIII are their sole and exclusive remedies with respect to any claims based upon, arising out of, with respect to, or by reason of the matters covered by this Agreement. Notwithstanding the foregoing, Section 8.7, will not apply to Section 10.16 which will be enforceable by the Converting Holders’ Representative in its entirety against the Converting Holders.

Article IX
Termination

Section 9.1 Termination Events. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the written consent of the Company and Constellation;

(b) by the Company upon written notice to Constellation if there has been a material breach by Constellation of any covenant, representation, or warranty contained in this Agreement such that the conditions to the Closing contained in Section 3.5(a)(i) or Section 3.5(a)(ii) cannot be satisfied, except that (i) if such material breach is capable of being cured by the Drop Dead Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 9.1(b) prior to the delivery by the Company to Constellation of written notice thereof, delivered at least twenty (20) days prior to such termination (or such shorter period of time as remains prior to the Drop Dead Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(b) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such material breach has been cured prior to such termination and (ii) the right to terminate this Agreement pursuant to this Section 9.1(b) will not be available to the Company if it is then in breach of any provision of this Agreement which breach would give rise to the failure of the conditions set forth in Section 3.5(b);

(c) by the Company if Constellation has not delivered the Constellation Stockholder Approval within 48 hours after the execution of this Agreement;

(d) by Constellation (so long as Constellation is then in material breach of any provision of this Agreement) upon written notice to the Company if the Company has breached, violated or failed to perform or there is any inaccuracy of or untruth in any of its respective representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions to the Closing contained in Section 3.5(b)(i) or Section 3.5(b)(ii) cannot be satisfied, except that (i) if such material breach is capable of being cured by the Drop Dead Date, Constellation will not be entitled to terminate this Agreement pursuant to this Section 9.1(d) prior to the delivery by Constellation to the Company of written notice thereof, delivered at least twenty (20) days prior to such termination (or such shorter period of time as remains prior to the Drop Dead Date), stating Constellation’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination, it being understood that Constellation will not be entitled to terminate this Agreement if such material breach has been cured prior to such termination and (ii) the right to terminate this Agreement pursuant to this Section 9.1(d) will not be available to Constellation if it is then in breach of any provision of this Agreement which breach would give rise to the failure of the conditions set forth in Section 3.5(a); or

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(e) by either the Company, on one hand, or Constellation, on the other hand, if any of the conditions to the Closing set forth in Section 3.5 have not been satisfied by April 30, 2026 (the “Drop Dead Date”), it being understood that the right to terminate this Agreement pursuant to this Section 9.1(e) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, the failure of the Closing to have occurred prior to the Drop Dead Date.

Section 9.2 Effect of Termination.

(a) The Party terminating this Agreement pursuant to Section 9.1 (other than pursuant to Section 10.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 9.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Any proper and valid termination of this Agreement pursuant to Section 9.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of any proper and valid termination of this Agreement pursuant to Section 9.1, (i) this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that this Section 9.2 and Article XI will each survive the termination of this Agreement in accordance with their respective terms and (ii) nothing in this Agreement will relieve any Party from any liability for Fraud or any willful breach prior to or in connection with the termination of this Agreement.

Article X
MISCELLANEOUS

Section 10.1 Expenses. Except as otherwise expressly provided in this Agreement, each Party shall pay all of its own fees, costs, and expenses (including attorneys’ and advisors’ fees, costs, and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder, and the consummation of the Transactions.

Section 10.2 Amendment. This Agreement may not be amended except by an instrument in writing signed by the Company.

Section 10.3 Entire Agreement. This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes any and all prior agreements between the Parties with respect to such subject matter.

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Section 10.4 Notices. Any notice or other communication required or permitted under this Agreement will be deemed made (a) upon receipt by the receiving Party if delivered in writing and served by personal delivery; (b) upon receipt by the receiving Party if delivered by email at the address set forth below provided the notifying Party receives confirmation of receipt by the receiving Party (e.g., a “read receipt”); or (c) three Business Days after postage or deposit, as applicable, if delivered by certified mail, registered mail, or courier service, return-receipt requested, to the Persons and addresses indicated below:

If to the Company, Merger Sub or, post-Closing, the Surviving Corporation, to:

AIAI Holdings Corporation

17304 Preston Rd, Suite 520

Dallas, Texas 75252

Attention: Todd Furniss, Chief Executive Officer

Email: tf@aiaiholdings.com

with a copy (which will not constitute notice) to:

Egan Nelson LLP

2911 Turtle Creek Blvd. Suite 1100

Dallas, Texas 75219

Attention: Ken Betts

Email: ken.betts@egannelson.com

If to Constellation, to:

Constellation Network, Inc.

480 5th Street

San Francisco, California 94107

Attention: Ben Jorgensen, CEO

Email: ben@constellationnetwork.io

with a copy (which will not constitute notice) to:

Ashbury Legal PC

600 California Street, 11th Floor

San Francisco, California 94108

Attention: Christopher Novak; Ryan David Williams; Lauren Simon

Email: chris@ashburylegal.com; ryan@ashburylegal.com; lauren@ashburylegal.com

If to the Converting Holders’ Representative, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

Each Party may change its address and contact information for notices under this Agreement by providing the other Parties with notice of such change pursuant to this Section 10.4.

Section 10.5 Waiver. Waiver of any provision of this Agreement by any Party will only be effective if in writing and will not be construed as a waiver of any subsequent breach or failure of the same provision or a waiver of any other provision of this Agreement.

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Section 10.6 Binding Effect; Assignment. No Party may assign or delegate this Agreement or any of its rights, interests, or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Parties, and any purported assignment will be null and void and of no effect. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective permitted successors and assigns.

Section 10.7 No Third Party Beneficiary. Except as set forth in Section 6.2(f), Section 7.4 and Section 8.1, nothing in this Agreement confers any rights, remedies, or claims upon any Person not a Party to this Agreement.

Section 10.8 Governing Law. This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by the internal Laws of the State of Delaware, without giving effect to its conflict of law principles.

Section 10.9 Consent to Jurisdiction and Service of Process. Any Action seeking to enforce any provision of, or, directly or indirectly arising out of or in any way relating to, this Agreement or the Transactions may only be brought in the Delaware Court of Chancery within the State of Delaware, and each of the Parties hereby irrevocably consents to the exclusive jurisdiction of such courts in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party in accordance with the notice provisions in Section 10.4 will be effective service of process on such Party.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT SUCH PARTY AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10.

Section 10.11 Counterparts. The Parties may execute this Agreement in one or more counterparts, each of such counterparts will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile, electronic mail, or other means of electronic transmission (including pdf or any electronic signature complying with the United States Federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Agreement by the Parties. Signatures of the Parties transmitted by facsimile, electronic mail, or other means of electronic transmission (including pdf or any electronic signature complying with the United States Federal ESIGN Act of 2000, e.g., www.docusign.com) will be deemed original signatures for all purposes.

Section 10.12 Preamble and Recitals. The preamble and recitals to this Agreement are hereby expressly incorporated into this Agreement as if fully set forth in this Section 11.12.

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Section 10.13 Severability. Any provision of this Agreement that is or becomes invalid, illegal, or unenforceable in any respect will not affect the validity, legality, or enforceability of any other provision of this Agreement.

Section 10.14 Rules of Construction.

(a) Except as otherwise explicitly specified in this Agreement to the contrary, (i) references to an Article, Section, or Annex mean an Article or Section of, or Annex to, this Agreement, unless another agreement is specified; (ii) the word “including” will be construed as “including, without limitation”; (iii) the words “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole; (iv) words in the singular or plural form include the plural and singular form, respectively; (v) pronouns will be deemed to refer to the masculine, feminine, or neuter, as the identity of the Person or Persons requires; (vi) the words “asset” and “property” will be construed to have the same meaning and effect and to refer to all tangible and intangible assets and properties, including cash, securities, accounts, contract rights, and real and personal property; (vii) references to a particular Person include such Person’s successors and permitted assigns; (viii) references to a particular statute, rule, or regulation include all rules and regulations thereunder and any predecessor or successor statutes, rules, or regulations, in each case as amended or otherwise modified from time to time; (ix) references to a particular agreement, document, instrument, or certificate mean such agreement, document, instrument, or certificate as amended, supplemented, or otherwise modified from time to time if permitted by the provisions thereof; (x) references to “Dollars” or “$” are references to United States Dollars; (xi) references to “written” or “in writing” include electronic form; (xii) any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) will be interpreted as a reference to a calendar day or number of calendar days; and (xiii) the words “shall” and “will” have the same meaning.

(b) The headings of Articles, Sections, Annexes, and Schedules to the Disclosure Letters are provided for convenience only and will not affect the construction or interpretation of this Agreement. The Annexes hereto, along with the Schedules to the Disclosure Letters, are incorporated into this Agreement as if fully set forth herein.

(c) Each disclosure on any one Schedule to the Disclosure Letters will be deemed to be disclosed on any other Schedule to the Disclosure Letters to the extent that it is reasonably apparent that the information disclosed in such Schedule to the Disclosure Letters is applicable to another Schedule to the Disclosure Letters. The information included in the Disclosure Letters is disclosed solely for the purposes of this Agreement, and no information included in the Disclosure Letters will be deemed an admission by Constellation to any Person of any matter, including with respect to any violation of Law or breach of any agreement. Disclosure of any information, agreement, or other item in the Disclosure Letters will not imply that such information, agreement, or other item is or is not material or that the inclusion or exclusion of any such item creates a standard of materiality.

(d) If any period for giving notice or taking action under this Agreement expires on a day that is not a Business Day, the time period will be automatically extended to the Business Day immediately following such day. When calculating the period of time before which, within which, or following which any act will be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded.

(e) The Parties acknowledge and agree that, for administrative purposes with respect to wire transfers, amounts owing between the Parties at the Closing under this Agreement or any other Transaction Document may be offset against one another.

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(f) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.15 Specific Performance. Each Party acknowledges that the Parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any Party of any of the covenants or agreements contained in this Agreement. It is accordingly agreed that, in addition to any other remedies that may be available upon the breach of any such covenants or agreements, but subject to Section 7.3(b), each of the Parties shall be entitled to equitable relief, without proof of actual damages, including an injunction or injunctions or Orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which it is entitled at Law or in equity, as a remedy for any such breach or threatened breach. Each Party further agrees that no Party or any other Person will be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.15, and each Party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 10.16 Converting Holders’ Representative.

(a) By the adoption of the Merger, and by receiving the benefits thereof, including any consideration payable hereunder, the Converting Holders shall be deemed to have approved Shareholder Representative Services LLC as the Converting Holders’ Representative as of the Closing for all purposes in connection with this Agreement and any related agreements. The Converting Holders’ Representative hereby accepts such appointment and agrees to serve in the capacity contemplated by this Section 10.16. The Converting Holders’ Representative may resign at any time, and the Converting Holders’ Representative may be removed by the vote of a majority of the voting power of the Converting Holders (calculated on an as converted basis) (the “Majority Holders”). In the event that the Converting Holders’ Representative has resigned or been removed, a new Converting Holders’ Representative shall be appointed by a promptly-held vote of the Majority Holders, such appointment to become effective upon the written acceptance thereof by the new Converting Holders’ Representative. Any successor Converting Holders’ Representative must agree to be bound by the terms and conditions of this Agreement applicable to the Converting Holders’ Representative and will thereupon become the Converting Holders’ Representative for purposes of this Agreement and all applicable ancillary agreements.

(b) The Converting Holders’ Representative shall act as, and is hereby appointed by each of the Converting Holders as, true and lawful attorney-in-fact, agent and representative of each Converting Holder and shall be authorized to act on behalf of the Converting Holders and to take any and all actions required or permitted to be taken by the Converting Holders’ Representative under this Agreement and any ancillary documents. In all matters relating to this Section 10.16, the Converting Holders’ Representative shall be the only party entitled to assert the rights of the Converting Holders hereunder. This power of attorney is granted and conferred in consideration of and for the purpose of completing the transactions contemplated hereby and fulfilling the other purposes hereof. The authority conferred upon the Converting Holders’ Representative shall be irrevocable and coupled with an interest, and shall not be terminated by any act of any Converting Holder or by operation of Law, whether by the death, incapacity, illness, dissolution or other inability to act of any of the Converting Holders or by the occurrence of any event or events (including the termination of any trust or estate or the dissolution of any partnership or other entity), and if after the execution hereof any Converting Holder shall die or become incapacitated, or if any other event shall occur before the completion of the transactions contemplated hereby, the Converting Holders’ Representative is nevertheless authorized and directed to complete all such transactions as if such death, incapacity or other event or events had not occurred and regardless of notice thereof. Notwithstanding any provision of this Agreement to the contrary, the Company shall be entitled to rely on the on any act or communication of the Converting Holders’ Representative as the act or communication of the Converting Holders.

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(i) Each Converting Holder irrevocably grants the Converting Holders’ Representative, automatically by virtue of Constellation’s execution of this Agreement and without any other necessary action by any other Person, exclusive and full power and authority in the name and on behalf of such Converting Holder:

(A) to execute and deliver, on behalf of such Converting Holder, and to accept delivery of, on behalf of such Converting Holder, such releases, instruments and other documents as the Converting Holders’ Representative determines, in its sole discretion, to be appropriate to consummate the transactions contemplated by this Agreement;

(B) (1) dispute or refrain from disputing, on behalf of such Converting Holder, any claim made by the Company under this Agreement and comply with orders and decrees with respect to, any dispute or loss; (2) negotiate and compromise, on behalf of such Converting Holder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement or the ancillary agreements; and (3) agree to and execute, on behalf of such Converting Holder, any settlement agreement, release or other document with respect to such dispute or remedy;

(C) to give and receive notices and communications, or to give or agree to, on behalf of such holder, any and all consents, waivers, amendments or modifications, as the Converting Holders’ Representative determines, in its sole discretion, to be necessary or appropriate under this Agreement, and, in each case, to execute and deliver any documents that may be necessary or appropriate in connection therewith;

(D) to engage attorneys, accountants and agents, and to incur such Representative Expenses as the Converting Holders’ Representative, in its sole discretion, determines are appropriate in the exercise of its powers and authority conferred hereunder, all of which Representative Expenses shall be for the account of the Converting Holder;

(E) to amend this Agreement, or any of the instruments to be delivered to the Company by such Converting Holder pursuant to this Agreement;

(F) to have exclusive power and authority to disburse or direct payments of any consideration payable under this Agreement for the benefit of such Converting Holder; to have exclusive power and authority to institute legal action or otherwise act on behalf of such Converting Holder with respect to any claims against the Company and to control and direct any such claims;

(G) to give such instructions and to take such action or refrain from taking such action, on behalf of such holder, as the Converting Holders’ Representative deems, in its sole discretion, necessary or appropriate to carry out the provisions of this Agreement;

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(H) to determine, in its sole discretion, the time or times when, purpose for, and manner in which any of the above powers conferred upon the Converting Holders’ Representative shall be exercised, and the conditions, provisions, covenants of any instrument or document that may be executed by the Converting Holders’ Representative; and

(I) to fund the actions and obligations of the Converting Holders’ Representative as authorized hereunder.

(ii) Each of the Converting Holders agrees, automatically by virtue of Constellation’s execution of this Agreement (and without any other necessary action by any other Person), that:

(A) in all matters in which action by any such Converting Holder or the Converting Holders’ Representative is required or permitted under this Agreement, the Converting Holders’ Representative is exclusively authorized to act on behalf of such Converting Holder, notwithstanding any dispute or disagreement among any such Converting Holder, or between any such Converting Holder and the Converting Holders’ Representative;

(B) any decision, act, consent or instruction of the Converting Holders’ Representative shall constitute a decision of all of such Converting Holders and shall be final, binding and conclusive upon each such Converting Holders;

(C) the power and authority of the Converting Holders’ Representative, as described in this Agreement, shall continue in force until all rights and obligations of such holders under this Agreement shall have terminated, expired or been fully performed; and

(D) the Converting Holders’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any such Converting Holder.

(c) The Converting Holders’ Representative shall have such powers and authority as are set forth in this Agreement; provided, however, that the Converting Holders’ Representative shall have no obligation to act on behalf of the Converting Holders except as expressly provided herein. Without limiting the generality of the foregoing, the Converting Holders’ Representative shall have full power, authority and discretion to estimate and determine the amounts of Representative Expenses and to pay such Representative Expenses. The Converting Holders’ Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Converting Holders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Converting Holders shall indemnify the Converting Holders’ Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Converting Holders’ Representative, the Converting Holders’ Representative will reimburse the Converting Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Converting Holders’ Representative from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Converting Holders under this Agreement at such time as such amounts would otherwise be distributable to the Converting Holders; provided, that while the Converting Holders’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Converting Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Converting Holders’ Representative be required to advance its own funds on behalf of the Converting Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Converting Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Converting Holders’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Converting Holders’ Representative or the termination of this Agreement.

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(d) Upon the Closing, the Company will wire US$200,000 (the “Expense Fund”) to the Converting Holders’ Representative, which will be used for any expenses incurred by the Converting Holders’ Representative. The Converting Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Converting Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Converting Holders’ Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Converting Holders’ Representative’s responsibilities, the Converting Holders’ Representative shall cause (at the Converting Holders’ expense) the disbursement of any remaining balance of the Expense Fund to the Converting Holders based on such Converting Holders’ pro rata portions as set forth on the Spreadsheet, except in the case of payments to employees or former employees of the Company for which employment tax withholding is required, which such amounts shall be delivered to Constellation or the Surviving Corporation and paid through Constellation’s or Surviving Corporation’s payroll processing service or system. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Converting Holders at the time of Closing. The parties agree that the Converting Holders’ Representative is not responsible for any tax reporting or withholding in connection with the distribution of the Expense Fund.

Section 10.17 Legal Representation. In any proceeding by or against the Company wherein the Company or the Converting Holders assert or prosecute any claim under, or otherwise seeks to enforce, this Agreement, the Company agrees in connection with such proceeding (a) that neither the Company nor counsel therefor will move to seek disqualification of Ashbury Legal PC (“Ashbury”) as counsel to the Converting Holders and (b) to consent to the representation of the Converting Holders by Ashbury, notwithstanding that Ashbury has or may have represented the Converting Holders or Constellation as counsel in connection with the transactions contemplated by this Agreement and the Transaction Documents. This consent and waiver extends to Ashbury representing the Converting Holders in litigation, arbitration or mediation in connection with or arising out of this Agreement. In addition, all attorney-client privileged communications between the Converting Holders and Constellation, on the one hand, and Ashbury, on the other hand, related to this Agreement, the Transaction Documents, or the transactions contemplated hereby and thereby shall be deemed to be attorney-client privileged communications that belong solely to the Converting Holders (and not Constellation) (the “Constellation Pre-Closing Communications”). Notwithstanding the foregoing sentence, in the event that a dispute arises after the Closing between the Company or Constellation or any of their Affiliates, on the one hand, and a third party, on the other hand, the Company, Constellation or such Affiliate may assert and control the attorney-client privilege with respect to the Constellation Pre-Closing Communications for the sole purpose of preventing the disclosure thereof to such third party. The Constellation Pre-Closing Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses that constitute attorney work product, and all rights with respect to any of the foregoing, are hereby retained by, assigned and transferred to the Converting Holders effective as of the Closing. the Company further agrees that, on its own behalf and on behalf of its Affiliates (including, after the Closing, Constellation), Ashbury’s representation of Constellation shall be deemed completed and terminated without any further action by any Person effective as of the Closing. The covenants and obligations set forth in this Section 10.17 shall survive for five (5) years following the Closing Date.

Signature Page Attached

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

COMPANY:

AIAI Holdings Corporation

By:	/s/ Todd Furniss
Name:	Todd Furniss
Title:	Chief Executive Officer

MERGER SUB:

Cathedral Merger Sub, Inc.

By:	/s/ Todd Furniss
Name:	Todd Furniss
Title:	President

CONSTELLATION:

Constellation Network, Inc.

By:	/s/ Benjamin Jorgenson
Name:	Benjamin Jorgenson
Title:	Chief Executive Officer

CONVERTING HOLDERS’ REPRESENTATIVE:

Shareholder Representative Services LLC

By:	/s/ Sam Riffe
Name:	Sam Rife
Title:	Managing Director

Signature Page to Agreement and Plan of Merger

Annex A

Certain Defined Terms

“Action” means any action, claim, demand, arbitration, investigation, hearing, complaint, litigation, suit, or other proceeding of any nature, including civil, criminal, administrative, or regulatory, whether at law or in equity.

“Additional Acquisition Documentation” means the definitive transaction documents governing the Additional Acquisitions, each substantially in the form made available to Constellation.

“Additional Acquisitions” means a transaction, or any series of related transactions, consummated on or after the date of this Agreement, by which the Company or any of its subsidiaries (a) acquires the going business or all or substantially all of the assets of, whether through the purchase of assets, merger or otherwise or (b) directly or indirectly acquires at least a majority (in number of votes) of the equity interests of, in each case, those Persons identified on Annex B.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, the terms “control,” “controls,” and “controlled” mean the power to direct or cause the direction of the management or policies of such specified Person, directly or indirectly, whether through ownership of voting securities, by contract, or otherwise. For avoidance of doubt, all of the Persons acquired (or to be acquired) by the Company or any of its Affiliates pursuant to the Additional Acquisitions will be deemed an Affiliate of the Company for all purposes hereunder.

“Aggregate Dollar Equivalent” means a dollar amount equal to the sum of (a) $170,220,000, plus (b) the Deemed Exercise Price of all Promised Constellation Options that have an exercise price less than the Per Share Dollar Equivalent and would otherwise have been exercisable in accordance with the vesting schedule that would have been applicable for each such Promised Constellation Option.

“Antitrust Laws” means all applicable Laws that are designed or intended to prohibit, restrict, or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, and the Federal Trade Commission Act of 1914.

“Benefit Plan” means any pension, employment, retirement, collective bargaining, bonus, severance, compensation, or other benefit plan, agreement, or arrangement, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any Multiemployer Plan.

“Business” means the business of Constellation as currently conducted.

“Business Day” means any day other than a Saturday, a Sunday, or other day on which commercial banks in the State of are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

Annex A-1

“Company Disclosure Letter” means that certain letter from the Company to Constellation dated as of the date of this Agreement setting forth, among other items, those matters required, necessary, or appropriate to be disclosed by the Company either in response to an express disclosure requirement of the Company contained in this Agreement or as an exception to one or more representations, warranties, covenants, obligations, or agreements of the Company in this Agreement.

“Company Material Adverse Effect” means any result, occurrence, fact, change, event, or effect that, individually or in the aggregate with any other results, occurrences, facts, changes, events, or effects, has or would reasonably be expected to have a material adverse effect on either (a) the business, results of operations, properties, or assets of the Company or (b) the ability of the Company to consummate the Transactions (including the Direct Listing) on or before the Drop-Dead Date, provided that, solely with respect to clause (a) above, any result, occurrence, fact, change, event, or effect will not be taken into account in determining whether a Material Adverse Effect has occurred to the extent resulting from (i) changes in conditions in the United States or global economy or capital or financial markets generally, (ii) changes in GAAP (or the interpretation thereof) or applicable Laws (or the interpretation thereof), (iii) acts of war, armed hostilities, sabotage, terrorism, social unrest (including protests, riots, or looting), or pandemics or epidemics (including the COVID-19 pandemic), or the response of any Governmental Authority thereto, (iv) changes in general to the industry (including regulatory changes) in which the Company operates, or (v) the execution and delivery of this Agreement, the taking of any action by any Party required by the terms of this Agreement, or the announcement of the Transactions.

“Constellation Equity Incentive Plan” means the Constellation Network, Inc. 2018 Stock Plan.

“Constellation Material Adverse Effect” means any result, occurrence, fact, change, event, or effect that, individually or in the aggregate with any other results, occurrences, facts, changes, events, or effects, has or would reasonably be expected to have a material adverse effect on the business, results of operations, properties, or assets of Constellation, provided that any result, occurrence, fact, change, event, or effect will not be taken into account in determining whether a Material Adverse Effect has occurred to the extent resulting from (a) changes in conditions in the United States or global economy or capital or financial markets generally (including cryptocurrency markets), (b) changes in GAAP (or the interpretation thereof) or applicable Laws (or the interpretation thereof), (c) acts of war, armed hostilities, sabotage, terrorism, social unrest (including protests, riots, or looting), or pandemics or epidemics (including the COVID-19 pandemic), or the response of any Governmental Authority thereto, (d) changes in general to the industry (including regulatory changes) in which Constellation operates, or (e) the execution and delivery of this Agreement, the taking of any action by any Party required by the terms of this Agreement, or the announcement of the Transactions.

“Constellation Options” means options to purchase shares of Constellation Common Stock.

“Constellation Plan” means any Benefit Plan (a) under which any current or former employee, director, or officer of Constellation or any of its Affiliates, Company Employee, or Consultant has any present or future right to benefits and that is maintained, sponsored, or contributed to by Constellation or any of its subsidiaries or (b) with respect to which Constellation or its subsidiaries has any Liability.

“Consultant” means an independent contractor, consultant, sales representative, agent, commercial agent, or other freelancer who provides services to Constellation or with respect to the Business.

“Contract” means any contract, agreement, lease, undertaking, commitment, or other binding arrangement (whether written or oral) between the parties thereto.

Annex A-2

“Constellation Disclosure Letter” means that certain letter from Constellation to the Company and dated as of the date of this Agreement setting forth, among other items, those matters required, necessary, or appropriate to be disclosed by Constellation either in response to an express disclosure requirement of Constellation contained in this Agreement or as an exception to one or more representations, warranties, covenants, obligations, or agreements of Constellation or in this Agreement.

“Constellation Indemnified Taxes” means (a) Taxes (or the non-payment thereof) of Constellation or otherwise in relation to the conduct of the Business of Constellation for any Tax year (or other Tax period) ending on or before the Closing Date (including, for the avoidance of doubt, the portion of any Taxes for a Straddle Period that is allocated to the pre-Closing portion of such period pursuant to Section 7.5(f)), (b) any and all Taxes of any Person (other than Constellation) imposed on Constellation as a transferee or successor, by contract, or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing and (c) the Converting Holders’ 50% share of transfer Taxes pursuant to Section 7.5(c).

“Constellation Safes” means the simple agreements for future equity set forth on Schedule 4.6(d) of the Constellation Disclosure Letter.

“Converting Holder Indemnified Taxes” means Taxes (or the non-payment thereof) of any Converting Holder.

“Converting Holders” means the holders of Constellation Common Stock.

“Damages” means any and all losses, Liabilities, damages, fees, and costs and expenses, including reasonable attorney’s and accountant’s fees and costs and expenses reasonably incurred in investigating, preparing, defending against, or prosecuting any litigation, claim, action, suit, proceeding, or demand of any kind or character.

“Direct Listing” means, together, the registration of the Company Common Stock under Section 12 of the Exchange Act and the listing of the Company Common Stock for trading on Nasdaq.

“Disclosure Letters” means the Company Disclosure Letter and Constellation Disclosure Letter.

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and (b) general principles of equity.

“Environmental Law” means any Law, Order, or Contract with any Governmental Authority relating to (a) the environment, (b) the protection of human health and safety, or (c) the regulation or remediation of or exposure to Hazardous Substances.

“Environmental License” means any License relating to or required by any Environmental Law in connection with the Business.

“Equity Interests” means any (a) shares, interests, or other equivalents (however designated) of capital stock of a corporation; (b) membership, partnership, or other equity ownership interests in a Person other than a corporation; and (c) warrants, options, convertible securities (e.g., convertible debt), calls, or other rights to purchase or acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Annex A-3

“ERISA Affiliate” means any Person that, together with Constellation, would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fraud” means (a) with respect to the Converting Holders or Constellation, the actual fraud of any Converting Holder or Constellation caused by such Converting Holder or Constellation making a representation or warranty in any representation or warranty made by such Converting Holder under any Transaction Document, with the actual (not constructive or imputed) knowledge of such Converting Holder that such representation was false or misleading at the time made, with the intention of deceiving or misleading the Company and inducing the Company to enter into this Agreement; and (b) with respect to the Company either (i) the actual fraud of the Company caused by the Company making a representation or warranty in Article V with the actual (not constructive or imputed) knowledge of the Company (or any of its Representatives) that such representation was false or misleading at the time made, with the intention of deceiving or misleading Constellation and inducing Constellation to enter into this Agreement, or (ii) any act, omission, misstatement, event, occurrence, circumstance, or other event that could lead to Liability pursuant to the Exchange Act (including Section 11, Section 12(a)(1), or Section 10(b) thereof).

“Fully Diluted Constellation Common Stock” means the sum, without duplication, of (a) the aggregate number of shares of Constellation Common Stock that are issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Constellation Common Stock that are issuable upon the exercise of Constellation Options, (c) the aggregate number of shares of Constellation Common Stock that would be issuable upon the exercise of Promised Constellation Options assuming all such Promised Constellation Options had been granted and subjected to the vesting schedule that would have been applicable for each such Promised Constellation Option and (d) the aggregate number of shares of Constellation Common Stock that would be issuable as part of the Conversion Amount (as defined in each applicable Constellation Safe) pursuant to each Constellation Safe.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Documents” means, with respect to any entity or trust, such entity’s constituent or organizational documents, such as its articles of organization, certificate of formation, articles of incorporation, or declaration of trust and any other documents or agreements adopted by the entity to govern the formation or the internal affairs of the entity or trust, such as its operating agreement, bylaws, trust agreement, shareholders or members agreement, or voting agreement, as such documents have been amended, restated, or supplemented from time to time, if applicable.

“Governmental Authority” means (a) any government, governmental authority, agency, commission, department, or other similar body, court, tribunal, arbitrator, or arbitral body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Hazardous Substance” means (a) any pollutant, contaminant, waste, or chemical; (b) any toxic or otherwise hazardous substance; or (c) any substance, waste, or material having any constituent elements displaying any of the foregoing characteristics.

“Indebtedness” means (a) any indebtedness or other obligation for borrowed money (or any guaranties thereof); (b) any indebtedness evidenced by a note, bond, debenture, or other security or similar instrument; (c) any Liability with respect to interest rate or currency swaps, collars, caps, and similar hedging obligations; (d) any Liability for the deferred purchase price of property or other assets (including any “earn out” or similar payments); (e) any Liability under any performance bond or letter of credit or any bank overdrafts or similar charges; and (f) any accrued interest, pre-payment penalties, breakage costs, redemption fees, costs, expenses, premiums, and other amounts owing pursuant to instruments evidencing Indebtedness (assuming that such Indebtedness is repaid on the Closing Date).

Annex A-4

“Indemnity Holdback Amount” means a number of shares of Company Common Stock equal to the quotient of (a) $8,511,000, divided by (b) the Initial Offering Price.

“Indemnity Holdback Expiration Date” shall have the meaning set forth in Section 2.2.

“Initial Offering Price” means the lesser of (a) $20.00 or (b) the initial opening public offering price per share of the Company Common Stock in the Direct Listing.

“Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (a) patents, patentable inventions, and other patent rights; (b) trademarks, service marks, trade dress, trade names, and all related goodwill and similar rights; (c) copyrights, mask works, and designs; (d) trade secrets, know-how, inventions, confidential business information, and other proprietary information and rights; (e) computer software programs, including all related source code, object code, specifications, designs, and documentation; and (f) domain names, Internet addresses, and other computer identifiers.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Constellation” means the actual knowledge of the Chief Executive Officer of Constellation.

“Labor Laws” means any Laws relating to employment, discrimination, health and safety, labor relations, or workplace safety and insurance.

“Law” means any applicable domestic or foreign law, statute, ordinance, code, regulation, rule, directive, guideline, standard, policy, Order, or other requirement of a Governmental Authority, whether or not having the force of law.

“Liability” means any liability, loss, damage, cost, or expense (including reasonable attorneys’ fees), in each case, whether direct or indirect and accrued or contingent.

“License” means any license, permit, certificate, approval, consent, registration, or similar authorization of any Governmental Authority.

“Lien” means any lien, mortgage, deed, pledge, charge, security interest, right of first refusal, right of first offer, preemptive rights, easement, restriction, covenant, condition, title default, encroachment, survey defect, option, or other encumbrance.

“Messier 42 Agreement” means that certain agreement by and among, the Company, Constellation, the Converting Holders’ Representative regarding the issuance of Messier 42 membership interests to the Converting Holders and holders of the Assumed Options upon the occurrence of certain events as described therein.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA, any “multiple employer plan” as defined in Section 413(c) of the Code, or “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

“Nasdaq” means the Nasdaq Global Market of the National Association of Securities Dealers Automated Quotations Systems.

“Order” means any order, decision, judgment, writ, injunction, decree, award, or other determination of any Governmental Authority.

Annex A-5

“Ordinary Course” means the ordinary course of business of Constellation consistent with past practice.

“Option Exchange Ratio” means the quotient obtained by dividing (a) the Aggregate Dollar Equivalent, by (b) the Initial Offering Price, by (c) the number of shares of Fully Diluted Constellation Common Stock.

“Per Share Consideration” means a number of shares of Company Common Stock equal to the quotient of (a) the Per Share Dollar Equivalent, divided by (b) the Initial Offering Price.

“Per Share Dollar Equivalent” means a dollar amount equal to the quotient of (a)(i) the Aggregate Dollar Equivalent, divided by (b) the Fully Diluted Constellation Common Stock.

“Permitted Lien” means (a) Liens for Taxes not yet due and payable; (b) imperfections of title and other similar Liens that do not and would not reasonably be likely to materially detract from the value of the asset or property subject thereto or materially impair the continued use or occupancy of such asset or property in connection with the operations of Constellation; (c) Liens arising by operation of Law in the Ordinary Course, such as mechanics’ Liens, materialmens’ Liens, carriers’ Liens, warehousemens’ Liens, and similar Liens, that are not delinquent or are being disputed in good faith; (d) pledges or deposits under workers’ compensation (or similar) Laws, unemployment insurance, or other types of insurance or compensation plans; (e) pledges or deposits that secure the performance of tenders, statutory obligations, bonds, bids, leases, Contracts, and similar obligations; (f) with respect to any lease, title of the lessor and any other Liens arising pursuant to the terms of the applicable lease or arising under zoning, land use, or other applicable Laws that do not and would not reasonably be likely to materially impair the continued use or occupancy of such property by Constellation; and (g) with respect to the Acquired Securities, transfer restrictions arising under the Governing Documents of Constellation or pursuant to applicable federal or state securities Laws.

“Person” means any individual, corporation, company, partnership, association, limited liability company, business enterprise, trust, or other legal entity.

“Promised Option Consideration” means, for any Promised Constellation Option, a number of shares of Company Common Stock equal to the quotient of (a) the Spread Value of such Promised Constellation Option, multiplied by (b) the number of shares of Constellation Common Stock that were subject to such Promised Constellation Option and would otherwise have been exercisable in accordance with the vesting schedule that would have been applicable for each such Promised Constellation Option immediately prior to the Effective Time, divided by (c) the Initial Offering Price.

“Registration Statement” means the Registration Statement on Form S-1 submitted and declared effective by the by the SEC in connection with the Direct Listing.

“Representative” means, with respect to any Person, any director, manager, officer, employee, independent contractor, consultant, legal counsel, accountant, financial advisor, or other agent or representative of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Exchange Act of 1933, as amended, and the rules and regulations thereunder.

Annex A-6

“Spread Value” means, with respect to any Promised Constellation Option, the positive difference, if any, between (a) the Per Share Dollar Equivalent, less (b) the Deemed Exercise Price of such Promised Constellation Option.

“Tax” means any tax imposed, assessed, or collected by or under the authority of any Governmental Authority (including any penalty, interest or addition thereto).

“Tax Return” means any report, return, declaration, claim for refund, election, disclosure, estimate, or other documentation required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto and amendment thereof.

“Total Share Consideration” means the number of shares of Company Common Stock equal to the quotient of (a) $170,220,000, divided by (b) $20.00. As of the date of this Agreement, it is expected that the Total Share Consideration will be 8,511,000 shares of Company Common Stock, subject to any adjustment set forth in the foregoing.

“Transaction Documents” means this Agreement, the Constellation Closing Deliverables, and the Company Closing Deliverables.

“Transaction Expenses” means any fees, costs, and expenses incurred or subject to reimbursement by Constellation, in each case, in connection with the Transactions, including the fees, costs, and expenses of brokers, counsel, accountants, or other advisors or service providers of Constellation.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

Annex A-7

Annex B

Additional Acquisitions

Target Company	Additional Acquisition Documentation
C.C. Carlton Industries, Ltd.	Contribution Agreement
gTC MediGuide, LP	Merger Agreement
AI Research Corporation	Contribution Agreement
Vanguard Healthcare Solutions, LLC	Contribution Agreement
Bond Street Limited, LLC	Contribution Agreement

Annex B